Set out below is certain information that Lloyds TSB Group plc has distributed to its shareholders and which is material with respect to Lloyds TSB Group plc and its subsidiaries (the “Lloyds TSB Group”) concerning changes in business; the financial condition and results of operations; material legal proceedings and other information which the Lloyds TSB Group deems of material importance to security holders.

Contents

Information set out herein	Page	Source	Reason for disclosure
Part II: Risks That Will be	1	Circular to Shareholders and	other material information
Relevant for the Enlarged		Notice of General Meeting of
Group Upon Completion of the		the Company dated 3
Acquisition		November 2008 (the
		“Circular”)
Part VI: Principal Terms of the	15	Circular	changes in business
Capitalisation Issue
Part XI: Unaudited Pro Forma	16	Circular	changes in the financial condition
Net Assets Statement of the			and results of operations
Enlarged Group as at 30 June
2008
Part XIII: Selected Additional	21	Circular	changes in the financial condition
Information			and results of operations, material
			legal proceedings, other material
			information

Unless the context otherwise requires, references in this document to the “Enlarged Group” are to the Lloyds TSB Group and, where the context requires, its associated undertakings as constituted immediately following completion of the proposed acquisition by Lloyds TSB of HBOS by means of a scheme of arrangement (the “Acquisition”) and therefore such references include the Lloyds TSB Group as enlarged by the HBOS Group.

Part II: Risk Factors

The Lloyds TSB Group's and/or, following the Acquisition, the Enlarged Group's operating results, financial condition and prospects could be materially and adversely affected by any of the risks described below. In that event, the value of the Lloyds TSB Shares could decline. These risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document.

Risks relating to the Lloyds TSB Group and, if the Acquisition becomes Effective, the Enlarged Group

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks arising from general and sector specific economic conditions in the markets in which they operate, particularly the United Kingdom. Adverse developments, such as the current and ongoing crisis in the global financial markets and further deterioration of general economic conditions, particularly in the UK, have already adversely affected the Lloyds TSB Group's earnings and profits and could continue to cause its and the Enlarged Group's profitability to decline

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks arising from general and sector specific economic conditions in the markets in which they operate, particularly the United Kingdom in which the Lloyds TSB Group's earnings are, and the Enlarged Group's earnings will be, predominantly generated. Over approximately the past fifteen months, the global economy and the global financial system have been experiencing a period of significant turbulence and uncertainty, particularly the very severe dislocation of the financial markets around the world that began in August 2007 and has substantially worsened since September 2008 and related problems at many large global and UK commercial banks, investment banks, insurance companies and other financial and related institutions. This dislocation has severely impacted general levels of liquidity, the availability of credit and the terms on which credit is available. This crisis in the financial markets led the United Kingdom and other governments to inject liquidity into the financial system and require (and participate in) recapitalisation of the banking sector to reduce the risk of failure of certain large institutions and provide confidence to the market.

Despite this intervention, the volatility and market disruption in the banking sector have continued to a degree unprecedented in recent history. This market dislocation has also been accompanied by recessionary conditions and trends in many economies throughout the world, including the United Kingdom. There is increasing concern of a deep and prolonged global recession. These conditions have already adversely affected the Lloyds TSB Group's and the HBOS Group's earnings and profits. Continued general deterioration in the UK or other major economies throughout the world, including, but not limited to, business and consumer confidence, unemployment trends, the state of the housing market, the commercial real estate sector, equity markets, bond markets, foreign exchange markets, counterparty risk, inflation, the availability and cost of credit, lower transaction volumes in key markets, the liquidity of the global financial markets and market interest rates , would reduce the level of demand for, and supply of, the Lloyds TSB Group's and the Enlarged Group's products and services, lead to lower realisations and write downs and impairments of investments and negative fair value adjustments of assets and materially and adversely impact their operating results, financial condition and prospects.

Additionally, the profitability of the Lloyds TSB Group's and the Enlarged Group's insurance businesses could be affected by increased claims from market factors such as increased unemployment. Significantly higher UK unemployment, reduced corporate profitability, increased corporate insolvency rates, increased personal insolvency rates and/or increased interest rates may reduce borrowers' ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Lloyds TSB Group's and the Enlarged Group's loans and increasing write downs and, if this happens, impairment losses will occur. Poor general economic conditions and difficulty in valuation have depressed asset valuations for both the Lloyds TSB Group and the HBOS Group and are likely to continue to do so. This would be exacerbated by a further deterioration in general economic conditions.

As discussed in greater detail in the risk factor numbered 1.3 in this Part II (‘‘Risk Factors’’) below, the Lloyds TSB Group has not yet been able to assess fully the level of fair value adjustments of the assets of the HBOS Group to be acquired in the Acquisition or other aspects of the HBOS business. If the fair valuation of the assets of the HBOS Group is materially less than anticipated, this could have a material and adverse impact on the financial condition and prospects of the Enlarged Group.

The exact nature of the risks faced by the Lloyds TSB Group and the Enlarged Group is difficult to predict and guard against in view of the severity of the global financial crisis and the fact that many of the related risks to the business are totally or in part outside of the control of the Lloyds TSB Group and the Enlarged Group.

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, inherently subject to the risk of market fluctuations, which could adversely affect operating results, financial condition and prospects

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, inherently subject to the risk of financial market fluctuations, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that their customers act in a manner which is inconsistent with business, pricing and hedging assumptions.

Market movements have (and will have) an impact on the Lloyds TSB Group and the Enlarged Group in a number of key areas. For example, adverse market movements would have an adverse effect, which could be material, upon the financial condition of the pension schemes of the Lloyds TSB Group and the Enlarged Group. In addition, banking and trading activities that are undertaken by the Lloyds TSB Group and will be undertaken by the Enlarged Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Since August 2007, there has been a period of unprecedented high and volatile interbank lending rates (to the extent banks have been willing to lend at all), which has exacerbated these risks. Competitive pressures or fixed rates in existing loan commitments or facilities may mean that the Lloyds TSB Group is and the Enlarged Group will be restricted in their ability to increase interest rates charged to customers in response to changes in interest rates that affect wholesale borrowing. In addition, such increases in interest rates may result in each of the Lloyds TSB Group and the Enlarged Group having to increase the rates paid to wholesale and retail customers, which would have an adverse impact on net interest margins.

The insurance and investments businesses of the Lloyds TSB Group, and of the Enlarged Group, will face market risk arising, for example, from equity, bond and property markets in a number of ways depending upon the product and associated contract. Some of these risks are borne directly by the customer and some are borne by the insurance and investments businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance and investments businesses will bear some of the cost of such guarantees and options. The insurance and investments businesses also have capital invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the Embedded Value of insurance and investments contracts and the Lloyds TSB Group's and Enlarged Group's operating results, financial condition and prospects. Adverse investment market conditions can affect investor confidence, which in turn can result in lower sales and/or reduced persistency.

Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect earnings reported by the Lloyds TSB Group and the Enlarged Group. In the Lloyds TSB Group's and the Enlarged Group's international businesses, earnings and net assets are denominated in local currency, which will fluctuate with exchange rates in pounds sterling terms. It is difficult to predict with any accuracy changes in economic or market conditions, and such changes could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects.

Market conditions have and may in the future result in material negative adjustments to the estimated fair values of financial assets of the Lloyds TSB Group and the Enlarged Group. This may include material negative adjustments to the valuation of financial assets that the Lloyds TSB Group will acquire as part of the Acquisition compared to the book value of such assets as at 30 June 2008. Any such negative fair value adjustments could have a material adverse effect on operating results, financial conditions or prospects

Financial markets have been subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values. The severity of this phenomenon is exemplified by the current and ongoing crisis in the global financial markets.

The fair value of the Lloyds TSB Group's and the Enlarged Group's financial assets could fall further and therefore result in negative adjustments, particularly in view of current market dislocation and the prospect of recession. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in further negative changes in the fair values of the Lloyds TSB Group's and the Enlarged Group's financial assets. In addition, the value ultimately realised by the Lloyds TSB Group and the Enlarged Group may be lower than the current fair value. Any of these factors could require the Lloyds TSB Group and the Enlarged Group to record further negative fair value adjustments, which may have a material adverse effect on their operating results, financial condition or prospects.

The Lloyds TSB Group has made, and the Enlarged Group may make in the future, asset redesignations as permitted by recent amendments to IAS 39. The effect of such redesignations has been and would be that any effect on the profit and loss account of movements in the fair value of such redesignated assets that has occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or may occur in the future may not be recognised until such time as the assets become impaired or are disposed of.

In addition, to the extent that fair values are determined using financial valuation models, the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of substantial instability such as the current economic crisis. In such circumstances the Lloyds TSB Group's valuation methodologies require it to make assumptions, judgments and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty resulting from the current and ongoing crisis in the global financial markets.

In addition to some exposures of the Lloyds TSB Group to similar investments, the HBOS Group has, and the Enlarged Group will have, a significant portfolio of securities and other investments including asset backed securities, structured investments and private equity investments that are recorded at fair value and are therefore exposed to further negative fair value adjustments in the event of deterioration in market conditions.

Furthermore, fair value adjustments will be required in connection with the Acquisition. The pro forma net assets of the HBOS Group set out in Part IX (‘‘Historical Financial Information Relating to HBOS plc’’) of this document have been extracted from the HBOS Group's interim report for the six months ended 30 June 2008, and do not take account of any fair value adjustments that will be required as a result of the Acquisition. The Lloyds TSB Group has not yet been able to assess fully the level of fair value adjustments of the assets of the HBOS Group. These adjustments may be material. The provisional results of this valuation exercise are not expected to be available until such time as the Lloyds TSB Group publishes its interim financial statements for the six month period ended 30 June 2009. Given the material deterioration in the value of the financial assets since 30 June 2008, and the market outlook for the near future, as well as the different valuation methodologies for such assets, following the Acquisition, such fair valuations will differ from the book value of the HBOS Group's net assets at 30 June 2008 and such difference may be material.

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks concerning borrower and counterparty credit quality which could affect the recoverability and value of assets on the balance sheet. As a result of the Acquisition, the Enlarged Group will have greater exposure to certain sectors and asset classes than the Lloyds TSB Group currently has

The Lloyds TSB Group makes, and the Enlarged Group will make, both secured and unsecured loans to retail and corporate customers. The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks regarding the credit quality of, and the recovery on loans to and amounts due from, customers and market counterparties. Changes in the credit quality of the Lloyds TSB Group's or the Enlarged Group's UK and/or international borrowers and counterparties, or in their behaviour, or arising from systemic risks in the UK and global financial system, could reduce the value of the Lloyds TSB Group's and the Enlarged Group's assets, and increase the Lloyds TSB Group's and the Enlarged Group's write downs and allowances for impairment losses. Factors including higher UK unemployment, reduced corporate profitability, increased corporate and personal insolvencies and/or increased interest rates may reduce borrowers' ability to repay loans. The outlook for the UK (and the global) economy has deteriorated significantly in recent months and this deterioration is expected to continue for the foreseeable future. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default.

UK house prices have declined significantly in recent months, reflecting economic downturn and uncertainty, reduced affordability and lower availability of credit. Economic or other factors are likely to lead to further contraction in the mortgage market and further decreases in housing prices. Many borrowers in the UK borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of mortgages together with the potential for higher mortgage rates have led and will continue to lead to higher delinquency rates. The Lloyds TSB Group and, to a greater extent, the HBOS Group both provide mortgages to buy-to-let investors where an excess supply of rental property or falls in rental demand could also impact the borrowers' income and ability to service the loans. In addition, the HBOS Group has a substantial exposure to the self certified mortgage sector where the Lloyds TSB Group has no exposure. If the current economic downturn continues, with further falls in house prices and increases in unemployment, the Enlarged Group's mortgage portfolios are likely to generate substantial increases in impairment losses which could materially affect the operations, financial condition and prospects of the Enlarged Group.

The average rating of the HBOS Group's corporate lending portfolio is lower than that of the Lloyds TSB Group, with substantial lending to mid-sized and private companies. The HBOS Group also has greater exposure to leveraged finance and subordinated loans, as well as significant exposure to the commercial real estate sector, including hotels and residential property developers. Commercial real estate prices have shown declines over the last year and the construction and real estate sectors are facing very challenging market conditions. If the current economic downturn continues, as expected, with weakening consumer spending and falling corporate profitability, the Enlarged Group's corporate lending portfolios are likely to generate substantial increases in impairment losses which could materially affect the operations, financial condition and prospects of the Enlarged Group.

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks concerning liquidity, particularly if current market conditions continue to reduce the availability of traditional sources of funding or the access to wholesale money markets becomes more limited, which could affect the Lloyds TSB Group's and the Enlarged Group's ability to meet its financial obligations as they fall due

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to risks concerning liquidity, which are inherent in banking operations, and could affect the Lloyds TSB Group's and the Enlarged Group's ability to meet financial obligations as they fall due or to fulfil commitments to lend. The HBOS Group has a funding profile that involves the need to refinance a significantly higher level of loan assets than that of the Lloyds TSB Group. Accordingly, the Enlarged Group's funding profile will involve higher refinancing risk than for the Lloyds TSB Group on a stand-alone basis. It is expected that the Enlarged Group will be required to refinance a significant amount of funding due to mature during 2009. These risks can be exacerbated by many enterprise-specific factors, including an over-reliance on a particular source of funding (including, for example, securitisations, covered bonds and short-term and overnight money markets), and changes in credit ratings, or market-wide phenomena such as market dislocation and major disasters. There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Enlarged Group or to all banks. The funding needs of the Enlarged Group will increase to the extent that customers, including conduit vehicles of the Enlarged Group, draw down under existing credit arrangements with the Enlarged Group and such increases in funding needs may be material. In order to continue to meet their funding obligations and to maintain or grow their businesses generally the Lloyds TSB Group relies, and the Enlarged Group will rely, on customer savings and transmission balances, as well as ongoing access to the wholesale lending markets and Bank of England liquidity facilities and the UK Government's guarantee scheme. The ability of the Lloyds TSB Group and the Enlarged Group to access wholesale and retail funding sources on favourable economic terms is subject to a variety of factors, including a number of factors outside of their control, such as liquidity constraints, general market conditions, loss of confidence in the UK banking system. See the risk numbered 1.18 for a discussion of the competitive nature of the banking industry and competitive pressures that could have a negative impact on the availability of customer deposits and retail funding. In the current environment of unprecedented market volatility, banks' access to traditional sources of liquidity has been and may continue to be significantly restricted which may affect Lloyds TSB Group's and the Enlarged Group's access to such sources of liquidity.

While various governments including the UK government have taken substantial measures to ease the crisis in liquidity, such as the measures announced in the UK on 8 October 2008 and 13 October 2008, there can be no assurance that these measures will succeed in materially improving the liquidity position of major UK banks, including the Lloyds TSB Group and the Enlarged Group. In addition, the availability and the terms on which any such measures will be made available to the Company (whether in the form of access to HM Treasury's recapitalisation scheme, special liquidity scheme or guarantees scheme for short and medium term debt issuance) and how and when such measures will be implemented are uncertain. Lloyds TSB has, and the Enlarged Group will have, no influence over the policy making behind such measures. Further, there can be no assurance that these conditions will not lead to an increase in the overall cost of funding of the Lloyds TSB Group or the Enlarged Group. The Lloyds TSB Group expects that the Enlarged Group will substantially rely for the foreseeable future on the continued availability of Bank of England liquidity facilities as well as HM Treasury's guarantee scheme for short and medium-term debt issuance. If the Bank of England liquidity facility, HM Treasury's guarantee scheme or other sources of short-term funding are not available after that period, the Lloyds TSB Group, or the Enlarged Group, could face serious liquidity constraints, which would have a material adverse impact on its solvency.

Access to sufficient liquidity might also determine whether or not the Lloyds TSB Group will be in a position to redeem or repurchase the Enlarged Group HMT Preference Shares to be held by HM Treasury in accordance with their terms or, if circumstances permit, to repurchase them early. See the risk numbered 3.4 for a discussion of the limitation on cash dividends and other terms of the Enlarged Group HMT Preference Shares.

The Lloyds TSB Group is subject, and the Enlarged Group will be subject, to the risk of insufficient capital resources to meet the minimum required by regulators

The Lloyds TSB Group is, and the Enlarged Group will be, subject to the risk, inherent in all regulated financial businesses, of having insufficient capital resources to meet the minimum regulatory capital requirements. In addition, those minimum regulatory requirements may increase in the future.

In the Lloyds TSB Group's announcement of 13 October 2008 it stated that the pro forma core Tier 1 capital ratio for the Enlarged Group as at 30 June 2008 would have been in excess of 8.5 per cent. Such pro forma core Tier 1 capital ratio number does not take account of net negative capital adjustments that would be required to be made since that date and is for illustrative purposes only. Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition, the effect of which would mean that the Enlarged Group would have a core Tier 1 ratio of 7 per cent.

The Enlarged Group's ability to maintain its targeted and regulatory capital ratios will depend on a number of factors, including post-Acquisition net synergies and implementation costs, the level of Enlarged Group's risk weighted assets, the Enlarged Group's post-tax profit and the level of net negative capital adjustments resulting from the Acquisition. More specifically, the Enlarged Group's ability to maintain its targeted and regulatory capital ratios will be significantly impacted by net negative capital adjustments resulting from the Acquisition. In addition to the impact of net negative capital adjustments, the Enlarged Group's core Tier 1 ratio will be directly impacted by any shortfall in forecasted after-tax profit (which could result, most notably, from greater than anticipated asset impairments and/or adverse volatility relating to the issuance business). Furthermore, under Basel II, capital requirements are inherently more sensitive to market movements than under previous regimes and capital requirements will increase if economic conditions or negative trends in the financial markets worsen. Any failure of the Enlarged Group to maintain its minimum regulatory capital ratios could result in administrative actions or sanctions, which in turn may have a material adverse impact on the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects. A shortage of available capital would also affect the ability to continue organic growth or to pursue acquisition or other strategic opportunities. For further information see paragraph 9 of Part I (‘‘Letter from Sir Victor Blank, Chairman of Lloyds TSB Group plc’’) of this document.

The Lloyds TSB Group's life assurance and general insurance businesses in the UK are, and the Enlarged Group's will be, subject to the capital requirements prescribed by the FSA, and the Lloyds TSB Group's life and general insurance companies outside the UK are, and the Enlarged Group's will be, subject to local regulatory capital requirements. In July 2007, the European Commission published a draft proposal for primary legislation to define broad “framework” principles for Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry. Solvency II aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. At this early stage of development, it is not possible to predict the ultimate impact of this proposed regime on the Lloyds TSB Group's or the Enlarged Group's capital. However, the final regime could significantly impact the regulatory capital the Lloyds TSB Group's or the Enlarged Group's life assurance and general insurance businesses are required to hold.

The Lloyds TSB Group and the Enlarged Group could be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties

Against the backdrop of the lack of liquidity and high cost of funds in the interbank lending market, which is unprecedented in recent history, the Lloyds TSB Group is, and the Enlarged Group will be, subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the United Kingdom. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom the Lloyds TSB Group interacts and the Enlarged Group will interact on a daily basis, all of which could have an adverse effect on the Lloyds TSB Group's and the Enlarged Group's ability to raise new funding.

The Lloyds TSB Group routinely executes, and the Enlarged Group will routinely execute, a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, resulting in a significant credit concentration. As a result, the Lloyds TSB Group is, and the Enlarged Group will be, exposed to counterparty risk as a result of recent financial institution failures and nationalisations and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the ability of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could materially and adversely affect the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects.

If the perceived credit-worthiness of monoline insurers and other market counterparties continues to deteriorate, the Lloyds TSB Group and the Enlarged Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by such parties, which could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's results of operations, financial condition and prospects

The Lloyds TSB Group has, and the Enlarged Group will have, credit exposure to monoline insurers and other market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (“CDSs”) which are carried at fair value. The fair value of these underlying CDSs and other securities, and the Lloyds TSB Group's and the Enlarged Group's exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought as well as on the credit-worthiness of the relevant monoline or other insurer. In 2007 and 2008, monoline and other insurers and other market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived credit-worthiness has deteriorated significantly in 2008. Their credit-worthiness may further deteriorate as a consequence of the deterioration of the value of underlying assets. Although the Lloyds TSB Group tries, and the Enlarged Group will try, to limit and manage direct exposure to monoline or other insurers and other market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of monoline or other insurers or market counterparties or their perceived credit-worthiness deteriorates further, the Lloyds TSB Group and/or the Enlarged Group may record further credit valuation adjustments on the underlying instruments insured by such parties in addition to those already recorded. In addition, to the extent that asset devaluations lower the credit-worthiness of monoline insurers, the Lloyds TSB Group and the Enlarged Group would be further exposed to diminished credit-worthiness of such insurers themselves. Any primary or indirect exposure to the financial condition or credit-worthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Lloyds TSB Group and/or the Enlarged Group.

The Lloyds TSB Group's and the Enlarged Group's insurance and investments businesses and employee pension schemes are subject to risks relating to insurance claims rates, pension scheme benefit payment levels and changes in insurance customer and employee pension scheme member behaviour

The life and pensions insurance businesses of the Lloyds TSB Group and the Enlarged Group and their employee pension schemes are exposed to short-term and longer-term impacts arising from uncertain longevity and ill-health rates. Adverse developments in any of these factors will increase the size of the liabilities and may adversely affect the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

Customer behaviour in the life and pensions insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of business assumptions. The consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the life and pensions business of the Lloyds TSB Group and the Enlarged Group. The behaviour of employee pension scheme members affects the levels of benefits payable from the schemes. For example, the rate at which members cease employment affects the aggregate amount of benefits payable by the schemes. This rate may differ from applicable business assumptions. Adverse variances may increase the size of the aggregate pension liabilities and may adversely affect the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

The general insurance businesses of the Lloyds TSB Group and the Enlarged Group are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on property, contents and motor vehicle insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

UK banks recognise an asset in their balance sheets representing the value of in-force business (“VIF”) in respect of long term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences

between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best estimate assumptions made by management, including the value of investments under management, mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

Also, as further described in the risk numbered 1.2, the Lloyds TSB Group's and the Enlarged Group's insurance assets are subject to the risk of market fluctuations.

The Lloyds TSB Group's and the HBOS Group's borrowing costs and access to the capital markets depend significantly on their credit ratings, as will those of the Enlarged Group

As at the date of this document, the long-term credit ratings for the Lloyds TSB Group are Aaa from Moody's Investors Service, AA from Standard & Poor's rating service, AA+ from Fitch Ratings and AA(H) from DBRS. As at the date of this document, the long-term credit ratings for the HBOS Group are Aa2 from Moody's Investors Service, A+ from Standard & Poor's rating service, AA from Fitch Ratings and AA(H) from DBRS. Recently, each of these ratings services placed the long-term credit ratings of both the Lloyds TSB Group and the HBOS Group on watch with negative implications. Reduction in the long-term credit ratings of the Lloyds TSB Group, the HBOS Group and/or the Enlarged Group could significantly increase their respective borrowing costs, limit their access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Therefore, a reduction in credit ratings could materially adversely affect the Enlarged Group's access to liquidity and competitive position and, hence, have a material adverse effect on the Enlarged Group's business, financial position and results of operations.

Weaknesses or failures in the Lloyds TSB Group's and the Enlarged Group's internal processes and procedures and other operational risks could have a negative impact on results and could result in reputational damage

Operational risks, through inadequate or failed internal processes (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Lloyds TSB Group, are present in the Lloyds TSB Group's businesses and will be present in the business of the Enlarged Group. The Lloyds TSB Group's businesses and the HBOS Group's businesses are, and the Enlarged Group's business will be, dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Following the Acquisition, the existing internal controls and procedures of the HBOS Group must be integrated with those of the Lloyds TSB Group. This is a complex and time consuming process and there can be no assurance that delays will not occur or that systems weaknesses or inadequacies will not be uncovered. Any weakness in such internal control systems and processes could have a negative impact on their results during the affected period. Furthermore, damage to the Lloyds TSB Group's or the Enlarged Group's reputation (including to customer confidence) arising from inadequacies, weaknesses or failures in such systems could have a significant adverse impact on the Lloyds TSB Group's and Enlarged Group's businesses.

The Lloyds TSB Group relies, and the Enlarged Group will rely, in part on retail deposits to fund lending activities, the ongoing availability of which is sensitive to factors outside the Lloyds TSB Group's control. Loss in consumer confidence could result in high levels of withdrawals, which could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's business, financial position and results of operations and could, in extreme circumstances, prevent the Lloyds TSB Group or the Enlarged Group from meeting its minimum liquidity requirements

Medium-term growth in the Lloyds TSB Group's and the Enlarged Group's lending activities will depend, in part, on the availability of retail funding on appropriate terms, for which there is increasing competition. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. Increases in the cost of such funding will impact on the Lloyds TSB Group's and the Enlarged Group's margins and affect profit, and a lack of availability of such retail deposit funding could impact on the Lloyds TSB Group's and the Enlarged Group's future growth.

The ongoing availability of retail deposit funding is dependent on a variety of factors outside the Lloyds TSB Group's and the Enlarged Group's control, such as general economic conditions and the confidence of retail depositors in the economy in general and the financial services industry specifically and the availability and extent of deposit guarantees. These factors could lead to a reduction in the Lloyds TSB Group's and the Enlarged Group's ability to access retail deposit funding on appropriate terms in the future. If the current difficulties in the wholesale funding markets are not resolved or central bank lending to financial institutions is withdrawn it is likely that wholesale funding will prove even more difficult to obtain.

Any loss in consumer confidence in the banking businesses of the Lloyds TSB Group or the Enlarged Group could significantly increase the amount of retail deposit withdrawals in a short space of time. Should the Lloyds TSB Group or the Enlarged Group experience an unusually high level of withdrawals, this may have an adverse effect on the Lloyds TSB Group's and the Enlarged Group's business, financial position and results of operations and could, in extreme circumstances, prevent the Lloyds TSB Group or the Enlarged Group from meeting its minimum liquidity requirements. In such extreme circumstances the Lloyds TSB Group and/or the Enlarged Group may not be in a position to continue to operate without additional funding support, which it may be unable to access.

Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a negative impact on the business and results of the Lloyds TSB Group and the Enlarged Group

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of the Lloyds TSB Group and the Enlarged Group in ways that cannot necessarily be predicted.

The Lloyds TSB Group has agreed to certain undertakings in relation to the operation of its business in the Placing and Open Offer Agreement. The implications and details of some of these undertakings remain unclear and they could have a material adverse effect on the operations of the Lloyds TSB Group and the Enlarged Group

Under the terms of the Placing and Open Offer Agreement, the Lloyds TSB Group has provided certain undertakings aimed at ensuring that the potential acquisition by HM Treasury of Lloyds TSB Shares and the Lloyds TSB Group's potential participation in the guarantee scheme to be promoted by HM Treasury as part of its support for the banking industry is consistent with the state aid approval. State aid approval means the decision of the European Commission of 13 October 2008 and issued in connection with the state aid aspects of the HM Treasury's recapitalisation scheme, special liquidity and guarantee scheme for short and medium term debt issuance. The state aid rules aim to prevent companies from being given an artificial or unfair competitive advantage as a result of governmental assistance. The undertakings are also aimed at supporting certain objectives of HM Treasury in providing assistance to the UK banking industry. These undertakings, which are consistent with the Lloyds TSB Group's existing focus in its relevant lines of business, include (i) supporting UK government policy in relation to mortgage lending and lending to SMEs through 2011; (ii) regulating management remuneration; (iii) regulating the rate of growth of the Lloyds TSB Group's balance sheet; and (iv) requiring the presentation to HM Treasury of a restructuring plan within six months (as all banks participating in HM Treasury's recapitalisation and guarantee schemes are required to do). There is a risk that these undertakings or any further requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Lloyds TSB Group and the Enlarged Group. For a description of these undertakings, see Part V (‘‘Conditions Relating to the Proposed Government Funding’’) of this document. In addition, pursuant to the conditions attaching to the Proposed Government Funding, the Lloyds TSB Board is required to consult with HM Treasury in relation to the appointment of two new independent directors.

Through the influence of its shareholding, the UK Government may seek to influence Lloyds TSB or the Enlarged Group in other ways that would have a materially adverse effect on the Lloyds TSB Group's and the Enlarged Group's business.

HM Treasury has agreed to consult with Lloyds TSB with a view to applying to the Commission to have the undertakings referred to above disapplied where (i) the Lloyds TSB Group is no longer participating in the guarantee scheme and (ii) HM Treasury either does not acquire shares in the Lloyds TSB Group or HM Treasury has substantively reduced its holding of Lloyds TSB Shares and/or preference shares.

The Lloyds TSB Group's businesses are, and the Enlarged Group's business will be, subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant negative impact on the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects

The Lloyds TSB Group conducts, and the Enlarged Group will conduct, their businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government intervention in the banking sector. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Lloyds TSB Group and the Enlarged Group and could materially adversely affect the Lloyds TSB Group's and the Enlarged Group's business.

Areas where changes could have an adverse impact include, but are not limited to:

  the monetary, interest rate and other policies of central banks and regulatory authorities;

  general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Lloyds TSB Group and the Enlarged Group operate, may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

  other general changes in regulatory requirements, such as prudential rules relating to the capital adequacy or liquidity frameworks;

  changes to, or increased levies under, the arrangements for funding depositor or investor protection schemes and providing compensation in the event of a failure of another regulated firm, including for example, under the Financial Services Compensation Scheme in the UK to which the Lloyds TSB Group is and the Enlarged Group will be subject;

  external bodies applying or interpreting standards or laws differently to those applied by the Lloyds TSB Group or the HBOS Group historically;

  changes in competition and pricing environments;

  further developments in the financial reporting environment;

  expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

  other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Lloyds TSB Group's and the Enlarged Group's products and services.

In addition, in the United Kingdom and elsewhere, there is continuing political and regulatory scrutiny of the banking industry and, in particular, retail banking. In the United Kingdom, the Competition Commission, the Financial Services Authority and the Office of Fair Trading are carrying out several inquiries, which are referred to in paragraphs 11.1.1 and 11.1.2 of Part XII (‘‘Additional Information’’) of this document.. In recent years there have been several issues in the UK financial services industry in which the FSA has intervened directly, including the sale of personal pensions and the sale of mortgage related endowments. There may be further inquiries in the future which could lead to further regulatory intervention.

For example in clearing the Acquisition without a reference to the Competition Commission the Secretary of State noted that there were some competition concerns identified by the OFT in the markets for personal current accounts and mortgages in Great Britain and the market for SME banking in Scotland. He said that he is asking the OFT to keep relevant markets under review in order to protect the interests of UK consumers and the British economy. It is too soon to tell what form, or implications for the Enlarged Group, those reviews might have.

The UK Government, the FSA or other regulators, in the United Kingdom or overseas, may intervene further in relation to the areas of industry risk already identified, or in new areas, which could adversely affect the Lloyds TSB Group and the Enlarged Group.

The Lloyds TSB Group is exposed to various forms of legal and regulatory risk including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a negative impact on its results or its relations with its customers. This will also be true of the Enlarged Group

The Lloyds TSB Group is, and the Enlarged Group will be, exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

  certain aspects of the Lloyds TSB Group's and the Enlarged Group's business may be determined by the authorities, the Financial Ombudsman Service (“FOS”) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of FOS, with what is fair and reasonable in the Ombudsman's opinion. For more information on additional constraints that may be imposed as a result of the State Aid Approval, see also the risk factor numbered 1.14;

  the possibility of alleged misselling of financial products which, as a result, may require additional provisions;

  contractual obligations may either not be enforceable as intended or may be enforced against the Lloyds TSB Group and the Enlarged Group in an adverse way;

  the intellectual property of the Lloyds TSB Group and the Enlarged Group (such as trade names) may not be adequately protected; and

  the Lloyds TSB Group and the Enlarged Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, the Lloyds TSB Group faces and the Enlarged Group will face risk where legal or regulatory proceedings or FOS or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's operations and/or financial condition, particularly if extended more broadly.

Failure to manage these risks adequately could impact the Lloyds TSB Group and the Enlarged Group adversely, both financially and reputationally through an adverse impact on the Lloyds TSB brand.

The Lloyds TSB Group is, and the Enlarged Group will be, exposed to tax risk

Tax risk is the risk associated with changes in taxation rates or law, or misinterpretation of the law. This could result in increased charges or financial loss. Failure to manage this risk adequately could impact the Lloyds TSB Group and the Enlarged Group materially and adversely.

The Lloyds TSB Group's businesses are conducted in highly competitive environments. Achieving an appropriate return for shareholders depends upon management's ability to respond effectively to competitive pressures. This will also be true for the Enlarged Group

The markets for UK financial services and the other markets within which the Lloyds TSB Group operates, and the Enlarged Group will operate, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may accelerate. Moreover, government intervention in the banking sector may impact the competitive position of banks within a country and among international competitors which may be subject to different forms of government intervention, thus potentially putting the Lloyds TSB Group and the Enlarged Group at a competitive disadvantage to local banks in such jurisdictions. Any combination of these factors could result in a reduction in profit. The Lloyds TSB Group's and the Enlarged Group's ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management's response to it.

The Lloyds TSB Group's and the Enlarged Group's financial performance may be materially and adversely impacted by competition, including declining lending margins or competition for savings driving up funding costs which cannot be recovered from borrowers. Adverse persistency in the Lloyds TSB Group's insurance and investments business, as well as the Enlarged Group's insurance and investment operations, is a risk to current and future earnings.

A key part of the Lloyds TSB Group's strategy involves, and the Enlarged Group's strategy will involve, building strong customer relationships in order to win a bigger share of its customers' financial services spend. If the Lloyds TSB Group and the Enlarged Group are not successful in retaining and strengthening customer relationships they will not be able to deliver on this strategy, and may lose market share, incur losses on some or all of their activities or fail to attract new and retain existing deposits, which could have a material adverse effect on their business, financial position and results of operations.

The Lloyds TSB Group and the Enlarged Group could fail to attract or retain senior management or other key employees

The Lloyds TSB Group's success depends, and the Enlarged Group's success will depend, on the ability and experience of its senior management. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the Lloyds TSB Group's and/or the Enlarged Group's revenue, profit and financial condition. In addition, as the Enlarged Group's business develops, both in the UK and in other jurisdictions, its future success will depend on its ability to attract and retain highly skilled and qualified personnel, which cannot be guaranteed, particularly in light of the increased regulatory oversight of financial institutions and management compensation arrangements coming under closer scrutiny. In addition, failure to manage trade union relationships effectively may result in disruption to the business and its operations causing potential financial loss. The failure to attract or retain a sufficient number of appropriate personnel could significantly impede the Lloyds TSB Group's and the Enlarged Group's financial plans, growth and other objectives and have a material adverse effect on their business, financial position and results of operations.

Risks relating to the Acquisition

If the Acquisition does not become Effective, the Lloyds TSB Group will not be able to proceed with the Placing and Open Offer. In that case, the Lloyds TBS Group will be required to raise additional capital in an alternative manner. There is no certainty that it would be able to do so on acceptable terms or at all

The Placing and Open Offer is conditional on the passing of various resolutions, including those relating to the Acquisition, at the Lloyds TSB General Meeting. It is also conditional on the satisfaction of certain conditions as set out in the Placing and Open Offer Agreement, including that the Scheme has been sanctioned at the Scheme Court Hearing and that the HBOS Placing and Open Offer Agreement has not been terminated. The Acquisition is also conditional on the passing of Ordinary Resolutions 1 and 3 at the Lloyds TSB General Meeting; the passing of various resolutions at the HBOS General Meeting and the Court Meeting; and all regulatory conditions and consents having been obtained or, in certain circumstances, waived. Accordingly, the Placing and Open Offer and the Acquisition are interconditional. If the Resolutions on which the Placing and Open Offer or the Acquisition are conditional are not approved or for some other reason the Placing and Open Offer Agreement is terminated or the Acquisition does not become Effective, the Lloyds TSB Group will not be able to proceed with its desired capital raising plan via the Placing and Open Offer. In that event, HM Treasury has stated that it would expect the Lloyds TSB Group to take appropriate action to strengthen its capital position. The FSA has advised the Lloyds TSB Group that if the Acquisition were not to occur, it would require the Lloyds TSB Group to raise £7 billion of additional capital, made up of £5 billion of core Tier 1 equity and £2 billion of Tier 1 instruments. There can be no certainty that the Lloyds TSB Group would be able to successfully raise such capital or as to the terms on which such capital could be raised, including the terms of any participation by HM Treasury in any such capital raising and whether or not such a capital raising would be on a pre-emptive basis. Thus, if the conditions to the Acquisition are not satisfied or waived and the Lloyds TSB Group is not able to proceed with its desired capital raising plan via the Placing and Open Offer, it will be required to renegotiate the terms of either the Acquisition or the Placing and Open Offer or both with HM Treasury and the HBOS Group, and may be required to seek alternate means of raising funding. There can be no assurance as to whether the Lloyds TSB Group would be successful in raising alternative capital or as to the timetable or terms of an alternative capital raising or as to whether any such capital raising would be on a pre-emptive basis. If the Lloyds TSB Group is unable to find alternative sources of capital and sufficiently raise its capital, its business, results of operations and financial condition will suffer, its credit ratings may drop, its cost of funding may increase and it may need to access HM Treasury's recapitalisation fund, if such fund is available. Any of the above may have a material adverse impact on the Lloyds TSB Group share price.

The Acquisition is being effected by way of the Scheme and will require the separate approval of the Scheme Shareholders, HBOS Shareholders and Lloyds TSB Shareholders. There can be no assurance that the required shareholder approvals will be obtained

The Acquisition is being effected by means of a scheme of arrangement between HBOS and the Scheme Shareholders under sections 895 to 899 of the Companies Act which will require an application by HBOS to the Court to sanction the Scheme and confirm the reduction and cancellation of HBOS's issued and to be issued ordinary share capital. Before such Court Orders can be sought, the Acquisition will require approval (i) by the Scheme Shareholders at the Court Meeting, (ii) by the HBOS Shareholders of certain resolutions to be proposed at the HBOS General Meeting and (iii) by Lloyds TSB Shareholders of certain resolutions to be proposed at the Lloyds TSB General Meeting. There can be no assurance that the approval of the Scheme by the Scheme Shareholders at the Court Meeting will be obtained, that the HBOS Shareholders will approve the resolutions to be proposed at the HBOS General Meeting, or that the Lloyds TSB Shareholders will approve the resolutions to be proposed at the Lloyds TSB General Meeting. In addition, there can be no assurance that if the Scheme and resolutions are approved by shareholders, the Court will grant the Court Orders, or seek to impose modifications thereto.

The implementation of the Scheme and the consummation of the Acquisition will be conditional upon the Scheme becoming Effective by a set date and are subject to the satisfaction or, if permitted, waiver of certain conditions. There can be no assurance that the Conditions will be satisfied or waived and that the Acquisition will be consummated

The Acquisition is conditional upon the Scheme becoming Effective by not later than 28 February 2009 (subject to extension of such date by agreement between the HBOS Group and the Lloyds TSB Group in accordance with applicable law and regulation) and Admission of the Open Offer Shares becoming effective not later than 19 January 2009 and is subject to the satisfaction or, if permitted, waiver of certain conditions prior to such date. These conditions are set out in Appendix 1 to the Announcement and are incorporated by reference into this document. There can be no assurance that the conditions will be satisfied or waived. In addition, there can be no assurance that the Scheme or the Acquisition will become Effective as currently contemplated or at all.

Obtaining required regulatory approvals may delay implementation of the Scheme and consummation of the Acquisition, and compliance with conditions and obligations in connection with regulatory approvals could adversely affect prospects for the Acquisition

The Acquisition is conditional upon obtaining merger control approvals and regulatory clearances from the FSA as well as certain other regulatory bodies in other jurisdictions.

In addition, the Acquisition is conditional upon (i) Lloyds TSB being satisfied, on terms satisfactory to it, that there is no intention by the Secretary of State to refer the Acquisition, or any matters arising from or relating to the proposal, to the Competition Commission, and (ii) if clause (i) is satisfied, either the deadline for making an application for review related to that decision having expired or that, in the event such application is made, any such application having been dismissed by the Competition Appeal Tribunal.

Following the original announcement of the Acquisition of the HBOS Group by the Lloyds TSB Group on 18 September 2008, the Secretary of State issued an intervention notice in relation to the Acquisition on public interest grounds to ensure appropriate consideration would be given, in the context of decisions under the Enterprise Act 2002 (the “Enterprise Act”) on whether to refer the merger to the Competition Commission, to the public interest in the stability of the UK financial system under section 42 of the Enterprise Act, following advice from the UK Tripartite Authorities (HM Treasury, Bank of England and the FSA). As a result of that notice and of a Parliamentary Order, the Secretary of State had the power to consider the public interest issues in the stability of the UK financial system alongside competition issues in making his decision on whether to refer the Acquisition to the Competition Commission for investigation.

On 31 October 2008 the Secretary of State gave his decision that, considering the competition issues identified by the OFT and the evidence before him on the public interest issues in the stability of the UK financial system, the Acquisition is in the public interest and should be cleared unconditionally.

The Lloyds TSB Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or may incur unanticipated costs associated with, the Acquisition. As a consequence, the Lloyds TSB Group's and the Enlarged Group's results of operations, financial condition and the price of the Lloyds TSB Shares may suffer

The integration of the HBOS Group into the Lloyds TSB Group will be complex, expensive and present a number of challenges for the management of the Lloyds TSB Group, its staff and potentially its customers. On the basis described in paragraph 5 of Part I (‘‘Letter from Sir Victor Blank, Chairman of Lloyds TSB Group Plc’’), Lloyds TSB believes that the Acquisition will lead to accretion in Lloyds TSB's cash earnings per share and that through the implementation of cost synergies and other operational efficiencies it will deliver total pre-tax annual cost savings greater than £1.5 billion. The Lloyds TSB Group believes that these anticipated cost synergies as well as other operating efficiencies and the business growth opportunities, revenue benefits and other benefits it expects to achieve by combining its operations with those of the HBOS Group constitute a large part of the business rationale for the Acquisition. However, these expected business growth opportunities, revenue benefits, cost synergies and other operational efficiencies and other benefits may not develop, including because the assumptions upon which the Lloyds TSB Group determined the Acquisition consideration may prove to be incorrect. For example, the expected cost synergies have been calculated by the Lloyds TSB Group on the basis of the existing and projected cost and operating structures of the Lloyds TSB Group and the Lloyds TSB Group's estimate of the existing and projected cost and operating structures of the HBOS Group. Statements of estimated synergies and other effectiveness and calculations of the costs of achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies and other efficiencies referred to may not be achieved, or those achieved may be materially different from those estimated.

The Lloyds TSB Group may also face challenges with respect to: obtaining the required approvals of various regulatory agencies, any of which could refuse or impose conditions or restrictions on its approval; retaining key employees (including key employees of the HBOS Group); redeploying resources in different areas of operations to improve efficiency; unifying financial reporting and internal control procedures; minimising the diversion of management attention from ongoing business concerns; overcoming integration challenges particularly as the Lloyds TSB Group's management may be unfamiliar with some aspects of the HBOS Group's business and operations; and addressing possible differences between the Lloyds TSB Group's business culture, processes, controls, procedures, systems, accounting practices and implementation of accounting standards and those of the HBOS Group.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by the Lloyds TSB Group to result from the Acquisition may not be achieved as expected, or at all, or may be delayed. To the extent that the Lloyds TSB Group incurs higher integration costs or achieves lower revenue benefits or fewer cost savings than expected, its and the Enlarged Group's operating results, financial condition and prospects and the price of the Lloyds TSB Shares may suffer.

Consummation of the Acquisition may result in adverse tax consequences resulting from a change of ownership

The consummation of the Acquisition may result in adverse tax consequences related to the change of ownership of HBOS and its subsidiaries. A change of ownership of a corporation can lead to restrictions on the ability to utilise certain tax reliefs including, but not limited to, tax losses. It can also lead to certain tax charges arising as a result of parties becoming connected with each other for tax purposes, such as credits related to loan relationships between the parties. Moreover, a change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs may include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies.

Furthermore, similar consequences could apply in relation to the Lloyds TSB Group and its subsidiaries if over a three year period HM Treasury, alone or together with any other shareholders with a stake of 5 per cent. or more in the Lloyds TSB Group, acquires a controlling shareholding.

Change of control provisions or termination rights in the HBOS Group's agreements may be triggered upon the completion of the Acquisition or upon the completion of any resulting reorganisation and may lead to adverse consequences for the Enlarged Group, including the loss of significant contractual rights and benefits, the termination of joint venture and/or licensing agreements

Members of the HBOS Group are party to joint ventures, licenses and other agreements and instruments that may contain change of control provisions or termination rights that will be triggered upon the completion of the Acquisition or upon completion of the reorganisation of HBOS within the Lloyds TSB Group. Whilst the Lloyds TSB

Group does not anticipate any material issues, the operation of such change of control provisions or termination rights, if any, could result in the loss of material contractual rights and benefits, the termination of joint venture agreements and licensing agreements or the requirement to repay outstanding indebtedness.

The Acquisition will result in a reduction in ownership and voting interest for existing Lloyds TSB Shareholders

The Acquisition is such that, when it becomes Effective, existing Lloyds TSB Shareholders will suffer a reduction in their proportionate ownership, and may suffer a reduction in their proportionate voting interest, in the ordinary share capital of the Lloyds TSB Group compared to their current ownership and voting interest.

Risks relating to the Placing and Open Offer and to investment in Lloyds TSB Shares

HM Treasury will become the largest shareholder of the Enlarged Group if existing Lloyds TSB and HBOS Shareholders do not acquire a significant number of the new Ordinary Shares offered in the Open Offer and the HBOS Open Offer, respectively

Under the Placing and the HBOS Placing, HM Treasury will acquire the Open Offer Shares and the HBOS Open Offer Shares, respectively, subject to the right of eligible existing shareholders to claw back their proportionate entitlement to Ordinary Shares through the Open Offer and the HBOS Open Offer and to apply for new Open Offer Shares in excess of their respective entitlements. If eligible existing Lloyds TSB Shareholders do not acquire new shares in the Open Offer, eligible existing HBOS Shareholders do not acquire new HBOS Ordinary Shares in the HBOS Open Offer and (in both cases) other placees do not acquire such shares, HM Treasury would own up to 43.5 per cent. of the ordinary share capital of the Enlarged Group. This percentage will be diminished to the extent of the participation by eligible existing shareholders in the Open Offer or the HBOS Open Offer. Details of the conditions to the Proposed Government Funding are set out in Part IV of this document. Subject to this, HM Treasury has informed the Lloyds TSB Group that it currently has no intentions or strategic plans concerning the Enlarged Group or its business and employees. HM Treasury has also informed the Lloyds TSB Group that it does not currently intend to seek to exert significant influence over financial management or operational matters. It might, however, change its views on whether it will seek to exert influence over the Lloyds TSB Group or the Enlarged Group, and may disagree with the commercial decisions of the Lloyds TSB Group, including over such matters as the implementation of synergies and commercial and consumer lending policies.

Moreover, arrangements have been announced by HM Treasury in relation to its equity participation in banks accessing the recapitalisation fund which may limit the operational flexibility of the Lloyds TSB Group and the Enlarged Group with regard to matters such as mortgage and small business lending.

Should HM Treasury decide to seek to exert influence over the Lloyds TSB Group or the Enlarged Group, it may be able to exercise a significant degree of influence over, among other things, the election of directors, the appointment of senior management and, subject to the terms of the bank recapitalisation scheme, the payment of any dividends on the Lloyds TSB Shares. Furthermore, as a major shareholder, HM Treasury's interests might conflict with those of minority shareholders, and HM Treasury may have the ability to prevent or cause a change in control and could take other actions that may not be favourable to minority shareholders. However, the Lloyds TSB Group expects that HM Treasury will, in accordance with its public statements, act as a value-oriented shareholder.

Finally, HM Treasury has confirmed its intention over time, to dispose of its investment in Lloyds TSB Group Shares and the Enlarged Group. Any such sale, or the perception that such a sale might occur, could adversely affect the market price of the Lloyds TSB Shares.

Depending on the level of the shareholdings acquired by the UK government in the Lloyds TSB Group, the Enlarged Group and other financial institutions, further filings may have to be made to UK and non-UK competition and regulatory authorities. The nature and extent of those filings and the risks of conditions being sought by or imposed upon the UK Government in relation to its shareholdings cannot be reasonably estimated at this point.

Possible volatility in the price of Lloyds TSB Shares

The market price of the Lloyds TSB Shares could be volatile and subject to significant fluctuations due to a variety of factors, including changes in sentiment in the market regarding Lloyds TSB Shares (or securities similar to them), any regulatory changes affecting Lloyds TSB's or the Enlarged Group's operations, variations in Lloyds TSB's or the Enlarged Group's operating results, business developments of Lloyds TSB or the Enlarged Group or its competitors, the operating and share price performance of other companies in the industries and markets in which Lloyds TSB or the Enlarged Group operate, the sale of Lloyds TSB Shares by HBOS Shareholders who have acquired Lloyds TSB Shares as part of their consideration under the Acquisition or speculation about Lloyds TSB's or the Enlarged Group's business in the press, media or investment community. Stock markets have from time to time, including recently and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations which have affected market prices for securities which may be unrelated to Lloyds TSB's or the Enlarged Group's operating performance or prospects. Furthermore, the Lloyds TSB's Group's or the Enlarged Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of Lloyds TSB Shares.

In general, prospective investors should be aware that the value of an investment in Lloyds TSB and the Enlarged Group may go down as well as up. The market value of Lloyds TSB's Shares can fluctuate and may not always reflect the underlying asset value or prospects of the Lloyds TSB Group.

Lloyds TSB will not be able to pay cash dividends until it has repurchased or redeemed the Enlarged Group HMT Preference Shares

No dividends may be paid on the Lloyds TSB Shares until the Enlarged Group HMT Preference Shares have been repurchased or redeemed in full. The Enlarged Group HMT Preference Shares will not by their terms be redeemable for a period of five years after their issue. Although it is the Lloyds TSB Group's clear intention to seek their earlier repurchase in 2009 with the consent of the holders of the Enlarged Group HMT Preference Shares, such consent might not be forthcoming and there is no guarantee that the Lloyds TSB Group will be in a position to do so at such time. Even after repayment of the Enlarged Group HMT Preference Shares, the ability of Lloyds TSB to pay dividends in cash or otherwise on Lloyds TSB Shares is a function of its profitability and the extent to which, as a matter of law, it has available to it sufficient distributable reserves out of which any proposed dividend may be paid. Lloyds TSB's ability to pay dividends is also dependent upon receipt by it of dividends and other distributions from subsidiaries. Further, the Lloyds TSB Directors may not consider it appropriate to declare dividends in the context of prolonged economic uncertainty. Lloyds TSB can give no assurances that it will be able to pay a dividend in the future.

Future issues of Lloyds TSB Shares will further dilute the holdings of current Lloyds TSB Shareholders and could materially affect the market price of the Lloyds TSB Shares

Further to the proposed issues of Open Offer Shares and Consideration Shares, Lloyds TSB has no current plans for an offering of Lloyds TSB Shares. However, it is possible that Lloyds TSB may decide to offer additional Lloyds TSB Shares in the future either to raise capital or for other purposes. An additional offering, or significant sales of Lloyds TSB Shares by major shareholders, could have an adverse effect on the market price of Lloyds TSB Shares as a whole.

Under the UK Banking (Special Provisions) Act 2008, HM Treasury is able to effect transfers of Lloyds TSB Shares or HBOS Shares and/or any property of the Lloyds TSB Group or the HBOS Group, or effect other transactions which could impact on the rights of Lloyds TSB Shareholders and/or HBOS Shareholders, and/or result in the de-listing of the Lloyds TSB Shares and/or the HBOS Shares

Under the Banking (Special Provisions) Act 2008 (the “BSP Act”), until 21 February 2009, HM Treasury has wide powers to make certain orders in respect of a UK authorised deposit-taking institution (such as Lloyds TSB Bank plc and the HBOS Group) and, in certain circumstances, certain corporate related undertakings. The orders which may be made under the BSP Act in respect of relevant deposit-taking institutions (and/or, in certain circumstances, certain related corporate undertakings) relate to (amongst other things) (i) transfers of securities issued by relevant entities (such as the Lloyds TSB Shares, the Open Offer Shares and the Consideration Shares) (and/or securing that rights of holders of securities cease to be exercisable by such holders, discontinuing the listing of securities and/or varying or nullifying the terms of securities), (ii) transfers of property, rights and liabilities of relevant entities notwithstanding any restrictions, requirements or interest (and/or modifying related interests, rights or liabilities of third parties), (iii) the disapplication or modification of laws, (iv) the imposition of a moratorium on the commencement or continuation of any legal process in relation to any body or property and/or (v) the dissolution of any relevant entity. Significantly, orders may have retrospective effect (as from not earlier than three months before 21 February 2008) and may make provision for nullifying the effect of transactions or events taking place after the time in question.

While certain orders under the BSP Act may be made by HM Treasury only in certain circumstances for the purposes of maintaining the stability of the UK financial system and/or protecting the public interest where financial assistance has been provided by HM Treasury to the deposit-taking institution, such purpose conditions may not apply in respect of all orders which may be made under the BSP Act. The BSP Act includes provisions related to compensation in respect of any transfer orders made.

If HM Treasury were to make an order in respect of Lloyds TSB Bank plc and/or certain related corporate undertakings, such order may (amongst other things) (i) result in a transfer of the Lloyds TSB Shares and/or any property of Lloyds TSB Bank plc, or the HBOS Shares and/or any property of HBOS, (ii) impact on the rights of Lloyds TSB Shareholders and/or HBOS Shareholders, and/or (iii) result in the de-listing of the Lloyds TSB Shares and/or the HBOS Shares. At present, HM Treasury has not made any orders under the BSP Act in respect of Lloyds TSB Bank plc or HBOS or any of their respective related corporate undertakings and there has been no indication that it will make any such order under the BSP Act, but there can be no assurance that this will not change and/or that Lloyds TSB Shareholders will not be adversely affected by any such order if made.

A draft Banking Bill was introduced to the United Kingdom parliament on 7 October 2008. If enacted, the Banking Bill may have significant consequences for the UK banking industry. For example, it is currently anticipated that a new “Special Resolutions Regime” will be implemented which will give wide powers in respect of UK authorised deposit-taking institutions (such as Lloyds TSB Bank plc) to HM Treasury, the Financial Services Authority and the Bank of England in circumstances where any such UK authorised deposit-taking instruction has encountered, or is likely to encounter, financial difficulties. It is also anticipated that a new administration and insolvency regime will be implemented in respect of UK authorised deposit-taking institutions (such as Lloyds TSB Bank plc). However, given that the Banking Bill is at an early stage in the legislative process, currently it is not possible to predict with any certainty what form any legislation (if enacted) will take and the impact it will have on Lloyds TSB Bank plc and the impact it will have (if any) on the Lloyds TSB Shareholders.

Part VI: Principal Terms of the Capitalisation Issue

1    Introduction

The Capitalisation Issue will allow the Company to retain cash for reinvestment in the business and, at the same time, will allow Lloyds TSB Shareholders to build up their shareholding in the Company without incurring dealing costs or stamp duty. Accordingly Lloyds TSB Shareholders are being asked at the Lloyds TSB General Meeting to authorise the capitalisation of reserves which will allow the Company to issue new ordinary shares.

Accordingly Lloyds TSB Shareholders are being asked at the Lloyds TSB General Meeting to authorise the capitalisation of reserves which will allow the Company to issue new ordinary shares. An explanatory note concerning the resolutions shareholders are asked to approve in order to allow the Lloyds TSB Board to effect the Capitalisation Issue is set out in section 16 of Part I.

The Capitalisation Amount will be determined by the Lloyds TSB Board in due course and announced with the preliminary results of the Company for the year ending 31 December 2008. The Lloyds TSB Board reserves the right not to complete the Capitalisation Issue if it considers such action would not be in the best interests of the Company or the Lloyds TSB Shareholders.

2    Entitlement to Capitalisation Issue Shares

Each Lloyds TSB Shareholder's entitlement to Capitalisation Issue Shares will be calculated by taking an amount equal to the cash dividend for the year ending 31 December 2008 which the Company would otherwise have declared and paid to that Lloyds TSB Shareholder as determined by the Lloyds TSB Board in due course (being the Capitalisation Amount per Lloyds TSB Share multiplied by the number of Lloyds TSB Shares held at the Capitalisation Issue Record Date) and dividing it by the Capitalisation Issue calculation price. The Capitalisation Issue calculation price will be the Closing Price for a Lloyds TSB Share, on the day prior to the announcement of the Capitalisation Amount. The Capitalisation Issue calculation price, once fixed, will also be notified on the Company's website at www.lloydstsb.com.

Entitlements to Capitalisation Issue Shares will be rounded down to the nearest whole number of shares and no fraction of a Capitalisation Issue Share will be allotted.

3    The Capitalisation Issue Shares

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Capitalisation Issue Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities.

The Capitalisation Issue Shares will be issued fully paid and will rank pari passu in all respects with the existing Lloyds TSB Shares, including the right to receive all dividends or other distributions declared, made or paid by reference to a record date (if any) after the date of their issue.

If the Capitalisation Issue becomes effective, in respect of Lloyds TSB Shares held on the Capitalisation Issue Record Date: (a) if held in certificated form, share certificates will be issued in respect of Capitalisation Issue Shares and posted to shareholders as soon as reasonably practicable after the Capitalisation Issue becomes effective; and (b) if held in uncertificated form (i.e. CREST), then prior to the commencement of dealings in the Capitalisation Issue Shares on the London Stock Exchange, the appropriate stock account in CREST of the relevant shareholder will be credited with such person's entitlement to Capitalisation Issue Shares. The Capitalisation Issue Shares are expected to be eligible to be traded through the CREST system with effect from the date of commencement of dealings on the London Stock Exchange.

4    Lloyds TSB Share Plans

If the Lloyds TSB Directors consider it appropriate in the circumstances, options and awards under the Lloyds TSB Share Plans may be adjusted to take account of the Capitalisation Issue. If this is the case, participants will be contacted separately.

5    United Kingdom Taxation Considerations

The Lloyds TSB Board has sought advice as to the likely tax treatment of Lloyds TSB Shareholders on receipt of Capitalisation Issue Shares. The following statements are intended to apply only as a general guide to current UK tax law and to the current published practice of HMRC as at the date of this document. They are intended to apply only to Lloyds TSB Shareholders who are resident and, if individuals, ordinarily resident in the UK for UK tax purposes, who hold their Lloyds TSB Shares as investments (other than under an individual savings account) and who are the beneficial owners of their Lloyds TSB Shares. The statements may not apply to certain classes of shareholders such as dealers in securities, insurance companies, collective investment schemes, and shareholders who have (or who are deemed to have) acquired their shares by reason of their or another's office or employment. Such persons may be subject to special rules. The statements are not intended to apply to HM Treasury or any entity controlled by HM Treasury. Lloyds TSB Shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Capitalisation Issue Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

The Capitalisation Issue should be treated as a reorganisation of the Company's share capital for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a shareholder should not be subject to a charge to UK taxation of chargeable gains on the receipt of Capitalisation Issue Shares. Instead, a shareholder's existing Lloyds TSB Shares and the Capitalisation Issue Shares should, taken together, be treated for the purposes of UK taxation of chargeable gains as the same asset, acquired at the time and for the same price that the shareholder acquired their existing Lloyds TSB Shares. A subsequent sale by a shareholder of some or all of the Capitalisation Issue Shares will be treated as a disposal for the purposes of UK taxation of chargeable gains and could give rise to a liability to tax for the shareholder.

To the extent that the Capitalisation Issue is paid up out of share premium it should not be treated as a distribution for tax purposes and so should not give rise to a charge to tax on income for shareholders. Consequently there will be no tax credit arising in respect of the Capitalisation Issue. The current intention of the Lloyds TSB Board is that the Capitalisation Issue will be paid out of share premium or other non-distributable reserves which would secure equivalent UK tax treatment for shareholders.

The issue of the Capitalisation Issue Shares should not be subject to stamp duty or stamp duty reserve tax.

6    Overseas Shareholders

It is the responsibility of Overseas Shareholders to ensure that all relevant laws and regulations of overseas jurisdictions applicable to them or their shareholding (for example, exchange control laws or regulations) are complied with, and that they obtain any permissions or consents required to be obtained by them, or make any filings required to be made by them, in overseas jurisdictions. Lloyds TSB Shareholders should consult their professional advisers if they are not sure whether any formalities must be observed in order to receive Capitalisation Issue Shares. It is the responsibility of any person resident outside the UK wishing to receive Capitalisation Issue Shares to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing other formalities in such territories.

Part XI: Unaudited Pro Forma Net Assets Statement of the Enlarged Group as at 30 June 2008

The unaudited pro forma net assets statement of the Enlarged Group as at 30 June 2008 and the notes thereto set out in this Part XI (together the ‘‘pro forma net assets statement’’) are based on the unaudited interim financial information of the Lloyds TSB Group and the HBOS Group, prepared under IFRS after applying the adjustments described in the notes set out below. The unaudited pro forma net assets statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent Lloyds TSB Group’s or the Enlarged Group’s actual financial position or results. The pro forma net assets statement has been prepared on the basis set out in the notes below and in accordance with item 13.3.3R of the Listing Rules.

			Adjustments
		Lloyds			Lloyds
	Lloyds	TSB		HBOS	TSB	HBOS
	TSB	Place-	HBOS	Rights	Share	Share		Pro
	Group(1)	ment(2)	Group(3)	Issue(4)	Issue(5)	Issue(6)	Other(7)	forma
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at
central banks	3,616	760	1,973	4,000	5,500	11,500	(130)	27,219
Items in course of
collection from banks	1,883	—	1,133	—	—	—	—	3,016
Trading and other financial
assets at fair value
through profit or loss	52,037	—	116,699	—	—	—	—	168,736
Derivative financial
instruments	9,914	—	18,050	—	—	—	—	27,964
Loans and advances to
banks	29,319	—	13,534	—	—	—	—	42,853
Loans and advances to
customers	229,621	—	457,647	—	—	—	—	687,268
Available-for-sale financial
assets	25,032	—	46,701	—	—	—	—	71,733
Investment property	3,366	—	4,045	—	—	—	—	7,411
Goodwill	2,358	—	1,938	—	—	—	—	4,296
Value of in-force business	2,101	—	3,284	—	—	—	—	5,385
Other intangible assets	182	—	873	—	—	—	—	1,055
Tangible fixed assets	2,856	—	5,967	—	—	—	—	8,823
Other assets	5,497	—	9,560	—	—	—	—	15,057
Total assets	367,782	760	681,404	4,000	5,500	11,500	(130)	1,070,816

Liabilities
Deposits from banks	40,207	—	47,005	—	—	—	—	87,212
Customer accounts	162,129	—	258,130	—	—	—	—	420,259
Items in course of
transmission to banks	835	—	—	—	—	—	—	835
Trading and other financial
liabilities at fair value
through profit or loss	3,572	—	28,744	—	—	—	—	32,316
Derivative financial
instruments	9,931	—	16,470	—	—	—	—	26,401
Debt securities in issue	58,437	—	193,475	—	—	—	—	251,912
Liabilities arising from
insurance contracts and
participating investment
contracts	35,780	—	25,012	—	—	—	—	60,792
Liabilities arising from non
participating investment
contracts	16,331	—	50,007	—	—	—	—	66,338
Unallocated surplus within
insurance businesses	433	—	1,262	—	—	—	—	1,695
Other liabilities	11,306	—	11,582	—	—	—	—	22,888
Retirement benefit
obligations	1,925	—	588	—	—	—	—	2,513
Current tax liabilities	108	—	—	—	—	—	—	108
Deferred tax liabilities	632	—	1,601	—	—	—	—	2,233
Other provisions	381	—	174	—	—	—	—	555
Subordinated liabilities	14,694	—	26,084	—	1,000	3,000	—	44,778
Total liabilities	356,701	—	660,134	—	1,000	3,000	—	1,020,835
Net assets	11,081	760	21,270	4,000	4,500	8,500	(130)	49,981

Key balance sheet measures (10)
Risk-weighted assets	153,873	—	331,555	—	—	—	—	485,428
Core tier 1 capital	9,522	760	17,587	4,000	4,500	8,500	(2,303)	42,566
Core tier 1 capital ratio	6.2%		5.3%					8.8%

Notes to pro forma net assets statement

The pro forma net assets statement includes appropriate adjustments to account for the events directly associated with the Acquisition. In addition, adjustments have been made to reflect the fundraisings (net of costs) undertaken by Lloyds TSB and HBOS post 30 June 2008, the Lloyds TSB Placing and Open Offer, the New Preference Shares, the HBOS Placing and Open Offer and the New HBOS Preference Shares. Any potential synergy benefits are not included within the pro forma net assets statement. Lloyds TSB costs which are expected to be directly incurred as part of the Acquisition, the Lloyds TSB Placing and Open Offer and the Preference Shares have been included within the pro forma net assets statement. HBOS costs which are expected to be directly incurred as part of the Acquisition, the HBOS Placing and Open Offer and the New HBOS Preference Share Issue have not been included.

1.

The consolidated financial information of Lloyds TSB Group in the pro forma net assets statement has been extracted without material adjustment from the Lloyds TSB interim results announcement as at 30 June 2008 published by Lloyds TSB on 30 July 2008.

2.	This adjustment represents the net proceeds received by Lloyds TSB as a result of the placing of 284,400,000 new Lloyds TSB Shares for 270p each on 19 September 2008.

3.

The consolidated financial information of the HBOS Group in this pro forma net assets statement reflects the consolidated financial information in its interim financial report as at 30 June 2008, published by HBOS on 31 July 2008, following: (i) adjustments for material differences between the accounting policies of HBOS Group and Lloyds TSB Group; and (ii) reformatting in order to be consistent with the Lloyds TSB Group financial statements to the extent that the information required to make these reclassifications is available in the HBOS Group interim financial report.

					HBOS
	HBOS			Alignment of	Group as at
	Group as at	Accounting	Balance sheet	balance	30 June
	30 June	policy	reclass-	sheet	2008
	2008(a)	alignment(b)	ifications(c)	captions(d)	(Adjusted)
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,973	—	—	-	1,973
Items in course of collection from banks	1,133	—	—	-	1,133
Trading and other financial assets at fair value through profit or loss	—	—	116,699(c)(i)	-	116,699
Financial assets held for trading	46,023	—	(46,023)(c)(i)	-	-
Derivative assets	18,050	—	—	(18,050	—
Derivative financial instruments	—	—	—	18,050	18,050
Loans and advances to banks	13,534	—	—	-	13,534
Loans and advances to customers	455,950	—	1,697(c)(i)	-	457,647
Investment securities	119,074	—	(119,074)(c)(i)	-	—
Available for sale financial assets	—	—	46,701(c)(i)	-	46,701
Interests in jointly controlled entities	923	—	(923)(c)(ii)	-	—
Interests in associates	190	—	(190)(c)(ii)	-	—
Goodwill and other intangible assets	2,811	—	(2,811)(c)(iii)	—	—
Goodwill	—	—	1,938(c)(iii)	-	1,938
Other intangible assets	—	—	873(c)(iii)	-	873
Property and equipment	1,597	—	—	(1,597)	—
Tangible fixed assets	—	—	4,370(c)(iv)	1,597	5,967
Investment property	4,045	—	—	—	4,045
Operating lease assets	4,370	—	(4,370)(c)(iv)	-	—
Deferred costs	1,130	—	(1,130)(c)(ii)	-	—
Current tax assets	133	—	(133)(c)(ii)	-	—
Value of in-force long term assurance business	3,284	—	—	-	3,284
Other assets	6,224	—	3,336(c)(ii)	-	9,560
Prepayments and accrued income	960	—	(960)(c)(ii)	-	—
Total assets	681,404	—	—	-	681,404

					HBOS
	HBOS		Balance	Alignment of	Group as at
	Group as at	Accounting	sheet	balance	30 June
	30 June	policy	reclass-	sheet	2008
	2008(a)	alignment(b)	ifications(c)	captions(d)	(Adjusted)
	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	47,005	—	—	—	47,005
Customer accounts	258,130	—	—	—	258,130
Trading and other financial liabilities at fair value through profit or loss	—	—	—	28,744	28,744
Financial liabilities held for trading	28,744	—	—	(28,744)	—
Derivative liabilities	16,470	—	—	(16,470)	—
Derivative financial instruments	—	—	—	16,470	16,470
Notes in circulation	923	—	(923)(c)(v)	-	—
Insurance contract liabilities	25,012	—	—	(25,012)	—
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	25,012	25,012
Investment contract liabilities	50,007	—	—	(50,007)(d)(i)	—
Liabilities arising from non-participating investment contracts	—	—	—	50,007(d)(i)	50,007
Unallocated surplus	1,262	—	—	(1,262)	—
Unallocated surplus within insurance business	—	—	—	1,262	1,262
Net post retirement benefit liabilities	725	(137)	—	(588)	—
Retirement benefit obligations	—	—	—	588	588
Deferred tax liabilities	1,601	—	—	—	1,601
Other liabilities	7,666	—	3,916(c)(v)	—	11,582
Accruals and deferred income	2,993	—	(2,993)(c)(v)	—	—
Other provisions	174	—	—	—	174
Subordinated liabilities	—	—	26,084(c)(vi)	—	26,084
Debt securities in issue	193,475	—	—	—	193,475
Other borrowed funds	26,084	—	(26,084)(c)(vi)	—	—
Total liabilities	660,271	(137)	—	—	660,134
Net assets	21,133	137	—	—	21,270

(a)	The financial information of HBOS Group as at 30 June 2008 has been extracted without material adjustment from HBOS's interim financial report as at 30 June 2008 published by HBOS on 31 July 2008.

(b)	The accounting policy alignments are discussed further above under “Reconciliation of Accounting Policies”.

(c)	These reclassifications are in relation to:

(i)

the reclassification of Financial assets held for trading (£46,023m) and certain Investment securities (£70,676m) to Trading and other financial assets at fair value through profit or loss; and the remainder of Investment securities (£48,398m) reclassified to Available-for-sale financial assets (£46,701m) and Loans and Advances to customers (£1,697m).

(ii)

the reclassification of Interests in jointly controlled entities (£923m), Interests in associates (£190m), Deferred costs (£1,130m), Current tax assets (£133m) and Prepayments and accrued income (£960m) to Other assets;

(iii) the reclassification of Goodwill and intangible assets into their separate components;

(iv) the reclassification of Operating lease assets (£4,370m) to Tangible fixed assets;

(v) reclassification of Notes in circulation (£923m) and Accruals and deferred income (£2,993m) to Other liabilities; and

(vi) reclassification of Other borrowed funds (£26,084m) to Subordinated liabilities.

(d)	These reclassifications reflect the alignment of balance sheet captions used by Lloyds TSB Group and HBOS Group.

(i)

the reclassification of Investment contract liabilities to Liabilities arising from non-participating investment contracts. HBOS Group discloses Investment contract liabilities on the face of its balance sheet. Lloyds TSB Group discloses Liabilities arising from insurance contracts and participating investment contracts and Liabilities arising from non-participating investment contracts on the face of its balance sheet. The HBOS 2008 interim accounts did not include an analysis of Investment contract liabilities and therefore, for the purposes of the pro forma net assets statement, the entire Investment contract liabilities amount has been classified within Liabilities arising from non- participating investment contracts. At 31 December 2007, HBOS' annual report and accounts disclosed that £7,192m of investment contracts with discretionary participation features were included within Investment contract liabilities.

4.	This adjustment represents the proceeds (net of costs) received by HBOS as a result of its rights issue announced on 29 April 2008, as disclosed in its rights issue prospectus dated 19 June 2008.

5.

This adjustment represents the estimated gross proceeds and recognition of the preference shares as an accounting liability arising from the Placing and Open Offer and the New Preference Share Issue. See note 7 below for details of costs associated with the Placing and Open Offer and New Preference Share Issue.

6.

This adjustment represents the estimated gross proceeds and recognition of the preference shares as an accounting liability arising from the HBOS Placing and Open Offer and the New HBOS Preference Shares. No account has been taken of HBOS' costs associated with the HBOS Placing and Open Offer and the HBOS new preference share issue.

7.

Lloyds TSB estimated costs directly attributable to the Acquisition are £60m. In addition, the Lloyds TSB estimated costs directly attributable to the Placing and Open Offer and the New HBOS Preference Share Issue are £70m. These costs have been deducted from cash and balances at central banks for the purposes of the pro forma net assets statement.

8.

Save for the fundraisings and costs of the transactions set out in notes (2) and (4) above, no account has been taken of the trading or other transactions of Lloyds TSB or HBOS Group, including the sale by HBOS of BankWest and St Andrew's, since 30 June 2008.

9.

The Acquisition gives rise to negative goodwill, which will be recognised in the income statement in the year of acquisition. On the same basis as the pro forma net assets statement, the negative goodwill has been calculated as follows:

£m
Equity consideration9(i)	13,992
Costs of the transaction[7]	60
14,052
Less net assets of HBOS Group9(ii)	(31,470)
Negative goodwill	17,418

(i)

The calculation of consideration is based on the Closing Price of Lloyds TSB ordinary shares of 179.2p as listed on the Daily Official List of the UK Listing Authority on 29 October 2008 and assumes that there will be 12,906m HBOS Shares, including those issued as a result of the HBOS Placing and Open Offer, in issue at completion and that each HBOS share will be exchanged for 0.605 Lloyds TSB shares.

	(ii)	The net assets of HBOS are stated after:

(a) adjusting for the accounting policy alignment discussed further in Part X of this document;

(b) adjusting for the minority interests (£1,033m) as disclosed in the HBOS Group interim financial report as at 30 June 2008 published by HBOS on 31 July 2008;

(c)

adjusting for the preference shares not included within other borrowed funds (£1,267m) extracted from the HBOS Group interim financial report as at 30 June 2008 published by HBOS on 31 July 2008 (pg 9, note 7); and

(d) adjusting for the HBOS rights issue and HBOS Placing and Open Offer (see notes (4) and (6)).

No additional intangible assets have been recognised as part of the Acquisition and no fair value adjustments have been made.

10.	The other adjustment comprises(1),(2),(3) :

	(a)	Lloyds TSB estimated costs directly attributable to the Acquisition are £60m.

	(b)	Lloyds TSB estimated costs directly attributable to the Placing and Open Offer are £70m.

	(c)	The elimination of the HBOS available for sale reserve which at 30 June 2008 amounted to £2,173m.

(1)

Based on a review of non-public information provided by HBOS, Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10bn after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition. The amount of the capital adjustments takes into account the elimination of the HBOS available for sale (“AFS”) reserve at 30 September 2008 and includes the effects of the application of market based credit spreads at September 2008 to HBOS's portfolios. A comprehensive assessment of the fair values of HBOS's assets will be undertaken following completion of the Acquisition, the provisional results of which will be published in Lloyds TSB's 2009 interim report. The actual capital adjustments will reflect the conditions that exist at the Effective Date. Based on published information at 30 June 2008, and taking into account Lloyds TSB's equity placing completed on 19 September 2008, the Placing and Open Offer, HBOS's rights issue announced on 29 April 2008 and the HBOS Placing and Open Offer as well as the net negative capital adjustments to HBOS's financial position referred to previously, the Enlarged Group would have had a core Tier 1 ratio in excess of 7%. In calculating this core Tier 1 ratio no account has been taken of the trading performance of Lloyds TSB or HBOS or of other transactions by Lloyds TSB or HBOS since 30 June 2008, including the sale by HBOS of BankWest and St Andrews, except for the equity placing completed by Lloyds TSB on 19 September 2008.

(2)

The impact of the negative capital adjustments referred to above on the Enlarged Group's net tangible assets is reduced by the amount of HBOS available for sale (“AFS”) reserve which at 30 September 2008 amounted to approximately £4bn.

(3)

In addition, the review of non-public information provided by HBOS has identified a positive fair value adjustment for the Enlarged Group's net tangible assets in respect of HBOS's own debt. This is of a similar magnitude to the capital adjustments affecting core Tier 1 capital (excluding the AFS reserve adjustment) but will be affected, and could theoretically be eliminated by, inter alia, movements in credit spreads on HBOS's debt between the date of the review and the Effective Date.

Part XIII: Additional Information

Capital Resources and Liquidity

The effective management of capital and risk remains central to Lloyds TSB's strategy. Lloyds TSB continues to be focused on the maintenance of a strong capital base, to ensure this base expands appropriately and to utilise capital efficiently throughout Lloyds TSB's activities to both maintain a prudent relationship between the capital base and the underlying risks of the business and also optimise returns to shareholders. It is intended that this same approach will apply in the Enlarged Group. In the pursuit of this focused approach to capital and risk management, Lloyds TSB follows the supervisory requirements of the FSA. During 2008, the key focus of capital adequacy has shifted to the ratio of core Tier 1 capital to risk-weighted assets. At 30 June 2008 Lloyds TSB had a core Tier 1 ratio of 6.2 per cent.

In the context of continued turbulence and uncertainty in financial markets, combined with the deteriorating global economic outlook, the Lloyds TSB Board believes it is essential to maintain higher levels of capital in order to ensure the Enlarged Group remains resilient to any further shocks to the financial system and that it remains competitive. Upon completion of the Placing and Open Offer, Lloyds TSB will issue approximately 2.6 billion Open Offer Shares in accordance with the terms of the Placing and Open Offer Agreement and HBOS will issue approximately 7.5 billion HBOS Open Offer Shares in accordance with the terms of the HBOS Placing and Open Offer Agreement (which will as a result of the Acquisition be exchanged into approximately 4.5 billion Lloyds TSB Shares), raising in aggregate approximately £13 billion. The fair value of these new shares is £12.8 billion based on the closing price of the Lloyds TSB Shares of 179.2 pence per share set forth in the London Stock Exchange Daily Official List on 29 October 2008. Upon completion of the Acquisition and the Placing and Open Offer, Lloyds TSB will also issue 1 million New Preference Shares with an aggregate liquidation preference of £1 billion to HM Treasury in accordance with the terms of the Preference Share Subscription Agreement, and HBOS will issue 3 million New HBOS Preference Shares with an aggregate liquidation preference of £3 billion to HM Treasury in accordance with the terms of the HBOS Preference Share Subscription Agreement, such issues raising in aggregate approximately £4 billion. Based on published information at 30 June 2008, and taking into account Lloyds TSB's equity placing completed on 19 September 2008, the Placing and Open Offer, HBOS's rights issue announced on 29 April 2008 and the HBOS Placing and Open Offer, Lloyds TSB estimates that the Enlarged Group would have had a core Tier 1 ratio of 8.8 per cent. at 30 June 2008. Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition, the effect of which would mean that the Enlarged Group would have a Core Tier 1 ratio 7 per cent.

Within Lloyds TSB the liquidity management framework focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the maturity mismatch of assets and liabilities across the balance sheet, as well as from undrawn commitments and other contingent obligations. The aim of Lloyds TSB's balance sheet structure management is to maintain substantial diversification, minimise concentration across Lloyds TSB's various deposit sources and control the level of reliance on total short-term wholesale sources of funds (both secured and unsecured). As part of Lloyds TSB's planning process, it regularly reviews the forecast structure of its balance sheet over the planning period, and updates the funding plan as appropriate. In addition, Lloyds TSB continuously monitors the level of large deposits taken from individual bank, corporate, non-bank financial institution and other customer types and also reviews the significant cash outflows therefrom to monitor concentration and trends. Lloyds TSB operates within the context of a full suite of liquidity metrics to ensure that the Group is within the liquidity risk appetite set by the Board.

During 2008, global financial markets have experienced extremely turbulent conditions. As a consequence of this, governments and central banks have undertaken a series of escalating actions in the attempt to improve liquidity within their respective banking systems. In September and October the Bank of England, the European Central Bank and the US Federal Reserve announced a number of new mechanisms and tools for the provision of liquidity to banks in their respective jurisdictions, including those in which Lloyds TSB and HBOS operate. Such measures include weekly and longer term repurchase agreements, expanding the types of collateral accepted by these central banks as security for funding; and co-ordinating global action to strengthen the banking system and functioning of the interbank markets. On 8 October 2008, the UK Government announced a broad range of measures intended to ease both the cause and the symptoms of the current difficulties in the UK banking system, including the provision of liquidity and funding support to banks. This currently consists of the Special Liquidity Scheme, whereby banks and building societies can exchange eligible securities for UK Treasury bills; and a guarantee on short and medium term debt issuance by HM Treasury.

However, there can be no assurance that these global measures will succeed in improving the funding and liquidity of the markets in which the major banks, including Lloyds TSB and HBOS, operate. Lloyds TSB believes the Enlarged Group remains relatively well positioned to access a number of wholesale funding sources from a range of counterparties, markets, sectors and geographical markets. However, despite the relatively advantageous situation enjoyed by the Enlarged Group, the uncertainty facing the markets is such that management believe that no institution is immune from the effects of an extended closure of the wholesale markets without the support of the central bank and/or government. It is likely that in this context, the Enlarged Group will continue to draw on the Special Liquidity Scheme, and will take advantage of the guaranteed funding provided by HM Treasury.

As discussed above, the global markets for short, medium, and long term sources of funding on which banks rely to support their business activities have undergone a period of unprecedented upheaval and contraction, which has led to direct intervention by HM Treasury (via the introduction of the government guarantee scheme for senior funding) and the Bank of England (via the extended Long Term Repo facility, and the new Discount Window facility) in order to provide further assurance of liquidity support for the markets. The Enlarged Group is eligible to participate in the schemes, and will use these tools as appropriate in future liquidity and funding management, particularly in an environment as currently experienced.

Due to the severity of this dislocation which has catalysed unprecedented levels of government intervention around the world and extraordinary uncertainty facing the banking industry in the medium term, and the availability of the UK Government facilities described above being conditional upon, inter alia, the passing of various resolutions including those relating to the Acquisition, the United Kingdom Listing Authority has agreed that a statement regarding the adequacy of working capital for at least the next twelve months should not be required in this document. There is therefore no working capital statement in this document.

Share Capital

The following table shows the authorised and issued share capital of the Company, as at 29 October 2008:

	Authorised			Issued and fully paid
Class of Share	Number		Amount	Number		Amount
Ordinary Shares of £0.25 each	6,911,052,632		£1,727,763,158	5,972,853,501		£1,493,213,375
Limited Voting Ordinary Shares of £0.25 each	78,947,368		£19,736,842	78,947,368		£19,736,842
Preference Shares of £0.25 each	175,000,000		£43,750,000	600,400		£150,100
Preference Shares of US$0.25 each	160,000,000	US$	40,000,000	1,000,000	US$	250,000
Preference Shares of €0.25 each	160,000,000		€40,000,000	0		0
Preference Shares of ¥25 each	50,000,000		¥1,250,000,000	0		0

The authorised, issued and fully paid share capital of the Company immediately following completion of the Placing and Open Offer, the New Preference Share Issue, the HBOS Preference Share Scheme and the Acquisition(1) is expected to be as follows:

	Authorised			Issued and fully paid
Class of Share	Number		Amount	Number		Amount
Ordinary Shares of £0.25 each	21,822,960,853		£5,455,740,213	16,367,220,640		4,091,805,160
Limited Voting Ordinary Shares of £0.25 each	78,947,368		£19,736,842	78,947,368		£19,736,842
Preference Shares of £0.25 each	800,000,000		£200,000,000	603,700,400		£150,925,100
Preference Shares of US$0.25 each	160,000,000	US$	40,000,000	3,250,000	US$	812,500
Preference Shares of €0.25 each	160,000,000		€40,000,000	—		—
Preference Shares of ¥25 each	50,000,000		¥1,250,000,000	—		—

Note:

(1)

The number of Lloyds TSB Shares in issue immediately following the Placing and Open Offer, the New Preference Share Issue, the HBOS Preference Share Scheme and the Acquisition assumes (i) that the maximum number of Lloyds TSB Shares and Lloyds TSB Preference Shares to be issued pursuant to the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme have been issued, (ii) no other issues of Lloyds TSB Shares or Lloyds TSB Preference Shares (including under Lloyds TSB Share Plans) between 29 October 2008 and the Effective Date, and (iii) no other issues of HBOS Shares (including under the HBOS Share Schemes) between 29 October 2008 and the Effective Date.

Interests of the Lloyds TSB Directors

As at 29 October 2008, the interests (all of which are beneficial unless otherwise stated) of the Lloyds TSB Directors, their immediate families and (so far as is known to them or could with reasonable diligence be ascertained by them) persons connected (within the meaning of section 252 of the Companies Act) with the Lloyds TSB Directors in the issued ordinary share capital of Lloyds TSB, including: (i) those arising pursuant to transactions notified to Lloyds TSB pursuant to DTR 3.1.2R; or (ii) those of persons connected with the Lloyds TSB Directors, which would, if such connected person were a Lloyds TSB Director, be required to be disclosed under (i) above, together with the interests which are expected to subsist immediately following Admission, are set out in the following table:

			Interests immediately
	As at 29 October 2008		following Admission(1)
				Percentage
		Percentage		of enlarged
		of issued		issued
		ordinary		ordinary
	Number of	share	Number of	share
	Lloyds TSB	capital of	Lloyds TSB	capital of
Lloyds TSB Directors	Shares	Lloyds TSB	Shares	Lloyds TSB
Executive Directors:
J Eric Daniels	422,777	0.01	422,777	0.00

Archie G Kane	203,820	0.00	203,820	0.00
G Truett Tate	74,831	0.00	74,831	0.00
Tim J W Tookey	2,252	0.00	2,252	0.00
Helen A Weir CBE	61,581	0.00	61,581	0.00
Non-Executive Directors:
Sir Victor Blank	301,199	0.01	301,199	0.00
Wolfgang C G Berndt	170,000	0.00	170,000	0.00
Ewan Brown CBE FRSE	5,074	0.00	5,074	0.00
Jan P du Plessis	50,000	0.00	50,000	0.00
Philip N Green	5,000	0.00	5,000	0.00
Sir Julian Horn-Smith	5,000	0.00	5,000	0.00
Lord Leitch	10,000	0.00	10,000	0.00
Sir David Manning GCMG CVO	4,500	0.00	4,500	0.00
Carolyn J McCall OBE	0.00	0.00	0.00	0.00
Martin A Scicluna	0.00	0.00	0.00	0.00

Note:

(1)

Figures are calculated assuming (i) that the interests of the Lloyds TSB Directors as at close of business on 29 October 2008 do not change, (ii) that the maximum number of Lloyds TSB Shares to be issued pursuant to the Placing and Open Offer have been issued, (iii) no Lloyds TSB Shares (including under Lloyds TSB Share Plans) are issued between 29 October 2008 and the Effective Date, and (iv) no HBOS Shares (including under the HBOS Share Schemes) are issued between 29 October 2008 and the Effective Date.

Taken together, the combined percentage interest of the Lloyds TSB Directors in the issued ordinary share capital of Lloyds TSB as at 29 October 2008 was approximately 0.02 per cent.

Details of options over Lloyds TSB Shares held by the Lloyds TSB Directors are set out below. They are not included in the interests of the Lloyds TSB Directors shown in the table above.

Directors' options and awards

The following Lloyds TSB Directors had interests in the following options and awards relating to Lloyds TSB Shares under one or more of the Lloyds TSB Share Plans as at 29 October 2008:

					Market		Exercise
					price at		period/
		Date of	Number of	Option	date of	Vested/	vesting
Name	Share plan	Grant	Shares	Price	award	Unvested	date/year
				(£)	(£)
J Eric Daniels	Lloyds TSB Group executive						21.02.08 -
	share option scheme	18.03.04	131,484	4.1925	—	Vested	17.03.14
	Lloyds TSB Group executive						17.03.08 -
	share option scheme	17.03.05	430,547	4.7425	—	Vested	16.03.15
	Lloyds TSB Group sharesave						01.06.09 -
	scheme	05.04.06	2,236	4.18	—	Unvested	30.11.09
	Lloyds TSB performance share
	plan – Bonus shares	20.03.06	50,944		5.661	Unvested	20.03.09
	Lloyds TSB performance share
	plan – Performance shares	20.03.06	172,694		5.661	Unvested	20.03.09
	Lloyds TSB long-term incentive
	plan	12.05.06	507,692		5.20	Unvested	2009
	Lloyds TSB long-term incentive
	plan	08.03.07	534,322		5.39	Unvested	2010
	Lloyds TSB long-term incentive
	plan	04.04.08	838,735		4.6275	Unvested	2011
	Overall Total		2,668,654
Archie G Kane	Lloyds TSB Group executive						04.03.02 -
	share option scheme	04.03.99	27,000	8.875		Unvested	03.03.09
	Lloyds TSB Group executive						06.03.03 -
	share option scheme	06.03.00	64,786	5.495		Unvested	05.03.10
	Lloyds TSB Group executive						08.08.03 -
	share option scheme	08.08.00	11,841	6.155		Unvested	07.08.10
	Lloyds TSB Group executive						06.03.04 -
	share option scheme	06.03.01	34,759	6.55		Unvested	05.03.11
	Lloyds TSB Group executive						21.02.08 -
	share option scheme	18.03.04	73,255	4.1925		Vested	17.03.14
	Lloyds TSB Group executive						17.03.08 -
	share option scheme	17.03.05	247,891	4.7425		Vested	16.03.15
	Lloyds TSB performance share
	plan – Bonus shares	20.03.06	20,531		5.661	Unvested	20.03.09
	Lloyds TSB performance share
	plan – Performance shares	20.03.06	69,598		5.661	Unvested	20.03.09
	Lloyds TSB long-term incentive
	plan	12.05.06	288,460		5.20	Unvested	2009
	Lloyds TSB long-term incentive
	plan	08.03.07	306,122		5.39	Unvested	2010
	Lloyds TSB long-term incentive
	plan	06.03.08	413,309		4.2825	Unvested	2011
	Overall Total		1,557,552
G Truett Tate	Lloyds TSB Group executive						21.02.08 -
	share option scheme	18.03.04	64,400	4.1925		Vested	17.03.14

	Lloyds TSB Group executive						21.02.08 -
	share option scheme	12.08.04	27,357	4.03		Vested	11.08.14
	Lloyds TSB Group executive						17.03.08 -
	share option scheme	17.03.05	247,891	4.7425		Vested	16.03.15
	Lloyds TSB performance share
	plan – Bonus shares	20.03.06	27,358		5.661	Unvested	20.03.09
	Lloyds TSB performance share
	plan – Performance shares	20.03.06	92,738		5.661	Unvested	20.03.09
	Lloyds TSB long-term incentive
	plan	12.05.06	297,114		5.20	Unvested	2009
	Lloyds TSB long-term incentive
	plan	08.03.07	333,951		5.39	Unvested	2010
	Lloyds TSB long-term incentive
	plan	04.04.08	518,638		4.6275	Unvested	2011
	Overall Total		1,609,447
Tim J W Tookey	Lloyds TSB Group Executive						20.04.09 -
	Share Plan 2003	19.04.06	35,305	Nil	—	Unvested	19.10.09
	Lloyds TSB Long-term
	Incentive Plan	12.05.06	54,258		5.20	Unvested	2009
	Lloyds TSB Long-term
	Incentive Plan	08.03.07	52,875		5.39	Unvested	2010
	Lloyds TSB Long-term
	Incentive Plan	06.03.08	71,220		4.2825	Unvested	2011
	Lloyds TSB Group Sharesave						01.06.11 -
	Scheme	02.04.08	2,798	3.43	—	Unvested	30.11.13
	Overall Total		216,456
Helen A Weir CBE	Lloyds TSB Group executive						21.02.08 -
	share option scheme	29.04.04	77,868	4.2475		Vested	28.04.14
	Lloyds TSB Group executive						17.03.08 -
	share option scheme	17.03.05	247,891	4.7425		Vested	16.03.15
	Lloyds TSB performance share
	plan – Bonus shares	20.03.06	20,062		5.661	Unvested	20.03.09
	Lloyds TSB performance share
	plan – Performance shares	20.03.06	68,008		5.661	Unvested	20.03.09
	Lloyds TSB long-term incentive
	plan	12.05.06	288,460		5.20	Unvested	2009
	Lloyds TSB long-term incentive
	plan	08.03.07	320,037		5.39	Unvested	2010
	Lloyds TSB long-term incentive
	plan	04.04.08	506,482		4.6275	Unvested	2011
	Overall Total		1,528,808
Sir Victor Blank	Lloyds TSB Group sharesave						01.06.13 -
	scheme	02.04.08	4,897	3.43		Unvested	30.11.13

Save as disclosed above, no Lloyds TSB Director nor their immediate families, nor any person connected with any Lloyds TSB Director within the meaning of section 252 of the Companies Act has any interests (beneficial or non-beneficial) in the share capital of Lloyds TSB or any of its subsidiaries.

Directors' Service Agreements

Remuneration of Directors

Details of the remuneration of the Lloyds TSB Directors, with whom Lloyds TSB Bank plc has entered into service agreements, relating to their salary, pension and other benefits (other than share options) are shown below:

				Pension:
				Lloyds TSB
				defined
				contribution
				scheme
				(DC) or
				defined
	Salary and	Other cash	Non-cash	benefit
Lloyds TSB	fees	benefits	benefits	scheme
Directors	£'000	£'0009(1)	£'000(2)	(DB)
Executive Directors
J Eric Daniels	1,035	108	8	DB
Archie G Kane	590	22	23	DB
G Truett Tate	640	25	24	DC
Tim J W Tookey	600(3)	25	1	DC
Helen A Weir CBE	625	96	22	DC(4)
Non-executive Directors
Sir Victor Blank	640	12	17	N/A

Notes:

(1)

This includes flexible benefit payments (4 per cent. of basic salary), an education allowance and tax planning allowance for J Eric Daniels, payments to certain directors who elect to take cash rather than a company car under the car scheme and a cash pension supplement for Helen A Weir CBE.

(2)	This includes amounts relating to the use of a company car, use of a company driver and private medical insurance.

(3)	Tim J W Tookey's salary prior to appointment as Group Finance Director on 30 October 2008 was £475,000 per annum.

(4)	The amount for Helen A Weir CBE is a contribution to the defined contribution scheme. She also receives the cash pension supplement referred to at footnote 1.

Other than in relation to Tim J W Tookey, whose salary was increased at the time of his appointment to the Lloyds TSB Board on 30 October 2008 there have been no changes to the terms upon which the executive Lloyds TSB Directors (the “Executive Directors”) are employed in the six months prior to the date of this document.

Annual incentive scheme

The Executive Directors currently participate in the Lloyds TSB annual incentive scheme for executive directors. Awards under this scheme are based on individual contribution and overall corporate results. Half of the bonus opportunity is driven by corporate performance based on the stretching budget relating to profit before tax and economic profit. The lower of profit before tax and economic profit will determine the extent to which the target has been met. The other half of the bonus opportunity is determined by divisional achievement driven through individual performance. Individual targets relevant to improving overall business performance are contained in a balanced scorecard and are grouped under the following headings: Financial; Franchise Growth; Customer Service; Risk; and People Development. These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to process efficiency, service quality and employee engagement.

The maximum bonus opportunity is 200 per cent. (225 per cent. for Mr Daniels) of basic salary for the achievement of exceptional performance targets. The maximum payment under the corporate half of the bonus is only available if exceptional performance is achieved against the stretching corporate budget. An amount equal to 50 per cent. of this element of the bonus is available on the achievement of the stretching corporate budget. Failure to achieve at least 90 per cent. of the stretching budget would result in no payment under the corporate half of the bonus.

Awards under the annual incentive scheme are made in cash only.

Lloyds TSB announced on 13 October 2008 that although the Lloyds TSB Directors are each entitled to take cash as an alternative to shares in respect of their 2008 bonus it would ask the Executive Directors to agree to receive such entitlement in Lloyds TSB Shares (which would be subject to a restriction on sale until December 2009). The Executive Directors have responded positively to this request and have each now agreed to receive Lloyds TSB Shares in lieu of their cash entitlement in respect of such bonus, with this restriction on sale.

For 2009 and future years, Lloyds TSB will undertake a review of their executive remuneration arrangements with a view to ensuring compliance with the conditions relating to the Proposed Government Funding and in particular, the Association of British Insurers' industry best practice code on executive pay and remuneration and any new FSA code on risk-based remuneration.

Major Shareholders of Lloyds TSB

As at 29 October 2008, notifications had been received of the following interests in three per cent. or more of Lloyds TSB's issued ordinary share capital:

	Prior to Admission of the		Following Admission of the
	Consideration Shares and the		Consideration Shares and the Open
	Open Offer Shares(1)		Offer Shares(1)
	Number of	Percentage of	Number of	Percentage of
	Lloyds TSB	issued ordinary	Lloyds TSB	issued ordinary
Shareholder	Shares	share capital	Shares	share capital
HM Treasury	0	0	7,123,501,794	43.52
Legal & General Investment Management Limited	232,229,960(2)	4.11	232,229,960(2)	1.41
Barclays PLC	216,216,951	3.84	216,216,951	1.31
The Capital Group Companies, Inc	272,152,525	4.86	272,152,525	1.65

Note:

(1)

Figures are calculated assuming (i) that the interests of the existing major shareholders as at close of business on 29 October 2008 do not change, (ii) that the maximum number of Lloyds TSB Shares to be issued pursuant to the Placing and Open Offer have been issued, (iii) no Lloyds TSB Shares (including under Lloyds TSB Share Plans) are issued between 29 October 2008 and the Effective Date, (iv) no HBOS Shares (including under the HBOS Share Schemes) are issued between 29 October 2008 and the Effective Date, (v) that no existing Lloyds TSB Shareholders or HBOS Shareholders acquire any Open Offer Shares or HBOS Open Offer Shares, as the case may be; and (vi) that the existing major shareholders do not own any HBOS Shares.

(2)	Direct interest.

Save as disclosed above, the Lloyds TSB Directors are not aware of any person who is interested (within the meaning of rule 5 of the Disclosure and Transparency Rules), directly or indirectly, in the total voting rights attaching to, three per cent. or more of the issued share capital of the Company.

As at 29 October 2008, the Company was not aware of any person or persons who directly, indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

None of the Company's major shareholders has, or will have, different voting rights attached to the Lloyds TSB Shares they hold.

Material Contracts

Implementation Agreement entered into on 18 September 2008

On 18 September 2008, Lloyds TSB and HBOS entered into the Implementation Agreement, as subsequently amended and restated on 13 October 2008. The Implementation Agreement provides, inter alia, for the implementation of the Scheme and contains certain assurances and confirmations between the parties. Under the terms of the Implementation Agreement, Lloyds TSB has retained the right to effect the Acquisition by way of an Offer.

Lloyds TSB and HBOS have each undertaken to co-operate and take all steps as are within their power and are necessary and reasonable to implement the Scheme as soon as reasonably practicable.

In the Implementation Agreement, HBOS has agreed to certain non-solicitation commitments with Lloyds TSB. Additionally, HBOS has agreed to pay Lloyds TSB an inducement fee (inclusive of value added tax) of one per cent. of the offer value under the Acquisition (based on the Closing Price of a Lloyds TSB Share on the Business Day prior to the occurrence of the relevant event below), if:

  the HBOS Directors do not unanimously and without qualification recommend the HBOS Shareholders to vote in favour of the Scheme and the resolutions necessary to implement the Scheme or they (or any committee of the HBOS Directors) withdraw, or adversely modify, or qualify their recommendation to HBOS
  Shareholders to vote in favour of the Scheme and/or the resolutions necessary to implement the Schemeat or prior to the HBOS General Meeting and the Court Meeting; or

  at any time after approval of the Scheme by HBOS Shareholders at the Court Meeting but before the grant of the Court Orders, the HBOS Directors, in exercise of their fiduciary duties, decide not to proceed with the Scheme; or

  without the consent of Lloyds TSB, HBOS withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the HBOS General Meeting or the Court Hearings to approve the Scheme to a date later than 28 February 2009; or

  a Competing Proposal is announced prior to the Scheme lapsing or being withdrawn, which Competing Proposal subsequently becomes or is declared wholly unconditional or is completed.

Furthermore, HBOS has agreed that, prior to the earlier of the Effective Date and the termination of the Implementation Agreement, it will not, and will procure that no member of the HBOS Group will, subject to the fiduciary duties of the HBOS Directors and without the prior consent of the other party (such consent not to be unreasonably withheld or delayed), save to the extent necessary or required to give effect to the proposed issue of preference shares and the HBOS Placing and Open Offer, inter alia:

  carry on business other than in the ordinary course and in all material respects consistently with past practice;

  alter the nature or scope of its business in any material way;

  enter into any transaction which would be classified as a Class 2 or Class 1 transaction under the Listing Rules;

  amend the general terms of employment of its employees or the terms of employment of its directors in any way, other than in the ordinary course of business or pursuant to periodic salary or wage reviews;

  other than dividends declared but not yet paid as at the date of the Implementation Agreement, declare, set aside or pay any dividends on or make any other distribution in respect of the share capital of HBOS;

  allot, issue, authorise or propose the issuance of any share capital or any securities convertible into share capital, or rights, warrants or options to acquire any share capital of HBOS other than the allotment and issue of shares pursuant to the HBOS Share Option Schemes as of the date of the Implementation Agreement or pursuant to the Scheme;

  submit to its shareholders for approval in any general meeting any resolution which, if passed, would constitute approval for the purposes of Rule 21.1 of the Code or seek the consent of the Panel to proceed without such approval; or

  enter into an agreement to do any of the foregoing.

The above restrictions shall not prevent any member of the HBOS Group from doing anything (or refraining from doing anything) that is required by any applicable law or regulation or relevant legal or regulatory body.

The Implementation Agreement will terminate in certain circumstances, including if the Court Orders sanctioning the Scheme are not granted, or any resolutions required to approve and implement the Scheme are not passed by HBOS Shareholders or Lloyds TSB Shareholders.

Litigation

UK Competition Commission investigation of payment protection insurance

The Competition Commission is formally investigating the supply of PPI services (except store card PPI) to non-business customers in the UK.

On 5 June 2008, the Competition Commission issued its provisional findings, to the effect that there are market features which prevent, restrict or distort competition in the supply of PPI to non-business customers, with an adverse effect on competition and with resulting detriments to consumers.

The Competition Commission has therefore also considered what remedies should be adopted to regulate the future supply of PPI. A remedies notice issued with the provisional findings sets out a range of possible remedies under consideration at this stage which contemplate: (i) measures requiring greater disclosure of information about PPI policies prior to, or at, the point of sale of the policy; (ii) a prohibition on the sale of PPI at the point of sale of any credit product and within a fixed time period after the credit sale; (iii) a requirement that all PPI policies be subject to annual renewal, with renewal occurring only if the customer “opted in” (and, for single premium policies, a right for a customer who did not “opt in” to receive a rebate in cash); (iv) a requirement that distributors of PPI should provide an annual statement to each customer, containing a reminder of certain key facts about the policy, including the customer's right to cancel the policy; (v) a prohibition on the sale of single premium PPI policies, or other restrictions on the sale and/or terms of such policies; (vi) a requirement that PPI policies embody certain minimum standards of cover; (vii) a range of measures requiring disclosure of customer-related information, or other forms of co-operation, between market participants, to facilitate the sale and administration of policies by stand-alone and other providers of PPI; and (viii) the imposition of a regulatory cap on the price of some or all kinds of PPI policy; and, for retail PPI a remedy to allow retail PPI customers better to compare retail PPI and standalone PPI and to switch more easily.

If the Competition Commission decides to confirm its provisional findings to the effect that market features restrict competition in the supply of PPI with resulting adverse effects, it is expected to issue its provisional decision as to what remedies to adopt in November 2008. The Commission expects to issue its final report by February 2009.

On 1 July 2008 the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Lloyds TSB Group and other industry members and trade associations have made submissions to the FSA regarding this referral. The matter was considered at the FSA Board meeting on 25 September 2008. We are awaiting further developments.

On 30 September 2008 the FSA published a statement arising from its ongoing thematic review of PPI sales. In the statement, which was directed at the industry generally, the FSA highlighted certain concerns and indicated that it was escalating its regulatory intervention and considering appropriate action to deal with on-going non-compliant sales practices and to remedy non-compliant past sales. The FSA plans to publish an update on the third phase of the thematic work in the first quarter of 2009.

UK Office of Fair Trading

The following reviews and inquiries are being carried out:

In April 2007, the UK Office of Fair Trading (“OFT”) commenced an investigation into the fairness of current account overdraft charges. At the same time it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

On 27 July 2007, following agreement between the OFT and eight UK financial institutions, the OFT issued High Court legal proceedings against those institutions, including the Lloyds TSB Group and the HBOS Group, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008, the High Court ruled on the preliminary issues of whether the financial institutions' terms and conditions in relation to unplanned overdraft charges are capable of being assessed for fairness under the Unfair Terms in Consumer Contracts Regulations 1999 or are capable of amounting to penalties at common law. The High Court determined, in relation to the financial institutions' current terms and conditions, that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. On 22 May 2008, the Lloyds TSB Group and the HBOS Group, along with the other relevant financial institutions, were given permission to appeal the finding that unplanned overdraft charges are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. The appeal hearing commenced on 28 October 2008. A further hearing was held on 7 to 9 July to consider whether the financial institutions' historical terms and conditions are similarly not capable of being penalties, and to consider whether their historical terms are assessable for fairness. On 8 October 2008, the High Court issued its judgment broadly holding that these unplanned overdraft charges are not capable of being penalties, although it has invited further clarification from a number of banks, including the Lloyds TSB Group, before making any formal ruling on their historical terms and conditions. Subject to the outcome of any appeal in relation to whether the charges are assessable for fairness, it is expected that there will be further substantive hearings to establish whether the charges are fair. If various appeals are pursued, the proceedings may take a number of years to conclude.

On 16 July 2008, the OFT released a report following the market study referred to above. The OFT is now engaging in a period of consultation. The OFT has stated that at the conclusion of the consultation period, it will publish a summary of the responses received, and that it will then aim to publish a further or final report in early 2009 which will contain recommendations for the banking industry.

The FSA has agreed, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the earlier of either conclusion of the proceedings or 26 January 2009, subject to any renewal or extension which the FSA may agree. Cases before the Financial Ombudsman Service and the County Courts are also currently stayed pending the outcome of the legal proceedings initiated by the OFT. The Lloyds TSB Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the High Court's determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Lloyds TSB Group and the HBOS Group. The ultimate impact of the litigation on the Lloyds TSB Group or the Enlarged Group can only be known at its conclusion.

Interchange Fees:

The European Commission has adopted a formal decision finding that an infringement of EC competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the EEA. This decision has been appealed to the European Court of First Instance. The Lloyds TSB Group and the HBOS Group (along with certain other MasterCard issuers) have applied to intervene in the appeal in support of MasterCard's position that the arrangements for the charging of a uniform fallback interchange fee are compatible with EC competition laws. The European Commission has objected to these proposed interventions. The Court of First Instance has not yet decided whether to allow the proposed interventions to proceed. Meanwhile, the European Commission and the UK's Office of Fair Trading are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe EC and/or UK competition laws. The ultimate impact of the investigations on the Lloyds TSB Group or the Enlarged Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

Office of Foreign Assets Control

There has been increased scrutiny of the financial institutions sector, especially in the US, with respect to combating money laundering and terrorist financing and enforcing compliance with economic sanctions. The Office of Foreign Assets Control (“OFAC”) administers US laws and regulations in relation to US economic sanctions against designated foreign countries, nationals and others and the Lloyds TSB Group has been conducting a review of its conduct with respect to historical US dollar payments involving countries, persons or entities subject to those sanctions. The Lloyds TSB Group has provided information relating to its review of such historical payments to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney's office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. The Lloyds TSB Group is included in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Discussions have advanced towards resolution and the Lloyds TSB Group provided £180 million in respect of this matter in the first half of 2008.

Significant Change

Save for a further deterioration in insurance volatility during October, and save as disclosed in the third paragraph of the section headed ‘Strong relationship banking growth in Wholesale and International Banking’, the third paragraph of the section headed ‘In a difficult economic environment, asset quality remains satisfactory’ and the section headed ‘Insurance volatility’ in paragraph 7 of Part VII (“Information on the Lloyds TSB Group”) of this document, there has been no significant change in the financial or trading position of the Lloyds TSB Group since 30 June 2008, the date to which Lloyds TSB’s last published interim financial information was prepared.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

The Lloyds TSB Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds TSB Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lloyds TSB Shareholders should specifically consider all of the information set out in, and incorporated by reference into, the Circular before making any decision whether or not to vote in favour of the Resolutions.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

The securities mentioned herein have not been, and will not be, registered under the Securities Act. Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the securities mentioned herein in the United States. It is expected that Lloyds TSB securities to be received by holders of HBOS securities under the Scheme of Arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a) (10) thereof. The New Preference Shares will be offered to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of the Placing and Open Offer. Any decision to acquire Lloyds TSB Shares under the Placing and Open Offer must be made only on the basis of the information contained in and incorporated by reference into the Prospectus expected to be published in mid-November 2008. Copies of the Prospectus will be available following publication from Lloyds TSB’s registered office.

Unless the context otherwise requires, references in this announcement to the “Enlarged Group” are to Lloyds TSB and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Acquisition and therefore such references include the Lloyds TSB Group as enlarged by the HBOS Group.

No statement in this announcement is intended to constitute a profit forecast or profit estimate for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Lloyds TSB or HBOS as appropriate.

Neither the content of Lloyds TSB’s website (or any other website) nor the content of any website accessible from hyperlinks on Lloyds TSB’s website (or any other website) is incorporated in, or forms part of, this announcement.

The distribution of this announcement, the Circular, the Prospectus and/or related documents into certain jurisdictions other than the United Kingdom is or may be restricted by law and therefore persons into whose possession this announcement and any such documents come should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. Statements that are not historical facts, including statements about the Lloyds TSB Group’s or the HBOS Group’s or their respective directors’ and or management’s beliefs and expectations are forward-looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur, many of which are beyond Lloyds TSB’s control and all of which are based on the Lloyds TSB Directors’ current beliefs and expectations about future events. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Lloyds TSB, HBOS or the Enlarged Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Lloyds TSB’s, HBOS’s and the Enlarged Group’s present and future business strategies and the environment in which the Enlarged Group will operate in the future. These forward-looking statements speak only as at the date of this announcement.

Examples of such forward-looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition and the Placing and Open Offer, projections or expectations of profit attributable to shareholders, anticipated provisions or writedowns, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the Enlarged Group following completion of the Acquisition, including in relation to the achievement of anticipated cost synergies, other operating efficiencies, business growth opportunities, revenue and other benefits; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the Enlarged Group following completion of the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Except as required by the FSA, the London Stock Exchange, the Takeover Panel, the Listing Rules, the Prospectus Rules, the Disclosure and Transparency Rules, the City Code or any other applicable law or regulation, Lloyds TSB expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Lloyds TSB’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Registered Office: Lloyds TSB Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LHRegistered in Scotland no. 95000